UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of
Santa Catarina, 88032-005, Brazil
+55 (47) 3281-9500
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file Form 6-Ks under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

VITRU LIMITED

TABLE OF CONTENTS

ITEM
1.	Discussion of (i) the Results of Operations of Vitru Limited as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, (ii) the Business of UniCesumar, and (iii) the Results Operations of UniCesumar as of and for the Years Ended December 31, 2021 and 2020.
2.	Unaudited Interim Condensed Financial Information as of and for the six months ended June 30, 2022 of CESUMAR – Centro de Ensino Superior de Maringá Ltda.
3.	Unaudited Pro Forma Condensed Income Statement of Vitru for the Six Months ended June 30, 2022 and for the year ended December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Limited

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial and Investor Relations Officer

Date: October 24, 2022

Item 1

Discussion of (i) the Results of Operations of Vitru Limited as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, (ii) the Business of UniCesumar, and (iii) the Results Operations of UniCesumar as of and for the Years Ended December 31, 2021 and 2020

TABLE OF CONTENTS

Page

Special Note on Forward-Looking Statements	2
Presentation of Financial and Certain Other Information	4
Summary Financial and Other Information	8
Business of Unicesumar	17
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vitru	24
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unicesumar	43

Special Note on Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this prospectus supplement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “is designed to,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these words, among others.

Forward-looking statements appear in a number of places in this Form 6-K and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on March 30, 2022, and any amendments thereto, including without limitation the amendment made on April 19, 2022, or the 2021 Annual Report. These risks and uncertainties include factors relating to:

•	the impact of the 2019 novel coronavirus, or COVID-19, pandemic on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the pandemic;

•	the downgrading of Brazil’s investment ratings;

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including the impact of the ongoing military conflict between Russia and Ukraine;

•	the political climate leading up to and following the eventual outcome of the 2022 presidential elections in Brazil;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	our ability to implement our business strategy;

•	our ability to adapt to technological changes in the educational sector;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new students;

•	our ability to maintain the academic quality of our programs;

•	our ability to maintain the relationships with our hub partners;

•	our ability to collect tuition fees;

•	our ability to grow our business;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in the financial condition of the students enrolling in our schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our schools;

•	our capitalization and level of indebtedness;

•	changes in government regulations applicable to the education industry in Brazil;

•	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	our ability to realize the anticipated benefits of our business combination with UniCesumar;

•	our ability to close, and the anticipated benefits of, the Crescera investment;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our 2021 Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should also consider carefully the statements under “Risk Factors,” in our most recent annual report on Form 20-F and our other periodic reports filed with the SEC, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this Form 6-K.

Presentation of Financial and Certain Other Information

Financial Information

Historical Financial Information

The financial information presented in this Form 6-K has been derived from the following:

Vitru

•	our unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six month periods ended June 30, 2022 and 2021, together with the notes thereto, not included in this Form 6-K;

•	our audited consolidated financial information as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto, not included in this Form 6-K;

UniCesumar

•	the unaudited interim condensed financial information of UniCesumar as of and for the six months ended June 30, 2022, included elsewhere in this Form 6-K; and

•	the audited financial statements of UniCesumar as of December 31, 2021 and for the years ended December 31, 2021 and 2020, together with the notes thereto, not included in this Form 6-K.

The consolidated financial statements of Vitru and the financial information of UniCesumar are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais. The unaudited condensed interim consolidated financial statements of Vitru and UniCesumar are prepared in accordance with International Financial Reporting Standard IAS No. 34 “Interim Financial Reporting” (“IAS 34”) as issued by the IASB and are presented in Brazilian reais.

UniCesumar Business Combination

We completed the UniCesumar Business Combination on May 20, 2022, following the receipt of final antitrust approval on May 18, 2022. The closing purchase price (subject to certain post-closing adjustments) amounted to R$3.28 billion, payable as follows: (i) 65.9% in cash on the closing date; (ii) 25.9% in stock through the issuance of 7,182,385 new Common Shares (5,144,383 Common Shares issued and delivered on the closing date and 2,038,002 Common Shares to be withheld for a specified term as an indemnification guarantee), all of which are subject to a six-month lock-up period; and (iii) 16.0% in cash, to be paid 12 months after the closing date, as adjusted by the Brazilian Consumer Prices Index (Índice Nacional de Preços ao Consumidor Amplo) inflation rate beginning as from the closing date. Other related payments may include an earn-out payment of R$1.0 million per additional medical seat approved within 36 months after closing, a performance earn-out payment of up to R$50.0 million up to two years after the closing date, and a five-year non-compete agreement with the Matos family, the former shareholders of UniCesumar, for R$180.0 million. Integration of the activities and results of operations of UniCesumar began on the closing date.

We began to consolidate UniCesumar within its results of operations as of May 20, 2022. As a result of the UniCesumar Business Combination, the comparability of our financial information as of and for the six months ended June 30, 2022, with our financial information for the six months ended June 30, 2021, is limited. The UniCesumar Business Combination is accounted for as a business combination using the purchase method of accounting.

Pro Forma Financial Information

We are also presenting our unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2022 and our unaudited pro forma condensed consolidated income statement for the year ended December 31, 2021, and the related notes thereto.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this Form 6-K from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2380 to US$1.00, the commercial purchase rate for U.S. dollars as of June 30, 2022, as reported by the Brazilian Central Bank. The rate at June 30, 2022, which is the rate used for currency translations of certain amounts in this Form 6-K, may differ materially from the exchange rate as of the date of this Form 6-K or any other date.

Special Note Regarding Non-GAAP Financial Measures

This Form 6-K presents our Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Adjusted EBITDA as net income (loss) for the period plus:

•	deferred and current income tax, which is calculated based on our income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and, social contribution taxes (Contribuição Social sobre o Lucro Líquido), or “CSLL;”

•	financial results, which consists of interest expenses less interest income;

•	depreciation and amortization;

•	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;

•	impairment of non-current assets, which consists of impairment charges associated with our on-campus undergraduate courses segment, given the deterioration in the prospects of this business;

•	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in our consolidated financial statements;

•	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;

•	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that we believe are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: (i) mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and (ii) restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

We calculate Adjusted Net Income as net income (loss) for the period plus:

•	share-based compensation plan, as defined above;

•	M&A, pre-offering expenses and restructuring expenses, as defined above;

•	impairment of non-current assets, as defined above;

•	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, digital education operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see note 15 to our audited consolidated financial statements;

•	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See note 18 to our audited consolidated financial statements; and

•	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

We calculate Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by us to measure the financial performance of our core operations and we believe that these measures facilitate period-to-period comparisons on a consistent basis. As a result, our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. The non-GAAP financial measures described in this Form 6-K are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA and Adjusted Net Income to our profit for the six months ended June 30, 2022 and 2021 and for the years ended December 31, 2021, 2020 and 2019, as well as reconciliations between Free Cash Flow and net cash flows from operating activities for the six months ended June 30, 2022 and 2021 and for the years ended December 31, 2021, 2020 and 2019, to the most directly comparable IFRS measure, see “Summary Financial and Other Information—Reconciliations for Non-GAAP Financial Measures of Vitru.”

Market Share and Other Information

This Form 6-K contains data related to economic conditions in the market in which we operate. The information contained in this Form 6-K concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this Form 6-K were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the SEC, website) and industry publications. We obtained the information included in this Form 6-K relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, reports published in November 2019 and February 2020 by Educa Estudos de Mercado S.A., or Educa Insights, commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the United Nations Educational, Scientific and Cultural Organization, or UNESCO, the Organisation for Economic Cooperation and Development, or OECD, the Brazilian Ministry of Education (Ministério da Educação), or the MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, the Secretariat of Specialized Modalities in Education (Secretaria de Modalidades Especializadas de Educação), or Semesp, as well as private sources, such as Educa Insights, Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, we have not independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source.

Rounding

We have made rounding adjustments to some of the figures included in this Form 6-K. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Certain Defined Terms

Unless otherwise indicated or the context otherwise requires, all references in this Form 6-K to “Vitru” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Vitru Limited, together with its subsidiaries. References in this Form 6-K to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “U.S.$” refer to U.S. dollars, the official currency of the United States.

In addition, as used in this Form 6-K, the following defined terms have the following respective meanings:

“B3” refers to the Brazilian Stock Exchange, B3 S.A. - Brasil, Bolsa, Balcão.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil).

“Companies Act” means the Cayman Islands’ Companies Act (As Revised) as the same may be amended from time to time, unless the context otherwise requires.

“CDI,” or the Interbank Deposit Certificate (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“IASB” means the International Accounting Standards Board.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística)

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“IGP-M” means the Brazilian general market price index (Índice Geral de Preços do Mercado).

“IPCA” means the Brazilian broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo).

“PROUNI” means the Brazilian university for all program (Programa Universidade Para Todos).

“SEC” means the U.S. Securities and Exchange Commission.

“SELIC” means the base interest rate in Brazil, the Sistema Especial de Liquidação e Custódia.

“Vitru Brasil” means Vitru Brasil Empreendimentos, Participações e Comércio S.A., our Brazilian principal operating subsidiary.

“UniCesumar” means CESUMAR – Centro de Ensino Superior de Maringá Ltda.

“UniCesumar Business Combination” means our business combination with UniCesumar, which was completed on May 20, 2022.

“United States” or “U.S.” means the United States of America.

Summary Financial and Other Information

The following tables set forth, for the periods and as of the dates indicated, our summary financial and other data. This information should be read in conjunction with (i) our unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 and the notes thereto, or our unaudited interim condensed consolidated financial statements, (ii) our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and the notes thereto, included in our 2021 Annual Report, and (iii) “Item 3.A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects” in our 2021 Annual Report, which is qualified in its entirety by reference to our audited consolidated financial statements and our unaudited interim condensed consolidated financial statements, and the related notes thereto.

The following tables also set forth, for the periods and as of the dates indicated, (i) the summary financial information of UniCesumar, which should be read in conjunction with UniCesumar’s unaudited interim condensed financial information as of and for the six months ended June 30, 2022, and the audited financial statements as of and for the years ended December 31, 2021 and 2020 and the notes thereto, and (ii) our unaudited pro forma condensed consolidated financial information, which should be read in conjunction with our unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2022 and our unaudited pro forma condensed consolidated income statement for the year ended December 31, 2021, and the related notes thereto.

Vitru

Our interim statements of financial position as of June 30, 2022 and the interim statements of operations for the six months ended June 30, 2022 and 2021 have been derived from our unaudited interim condensed consolidated financial statements, prepared in accordance with IAS 34. The summary statements of financial position as of December 31, 2021, 2020 and 2019 and the statements of operations for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB. The results of operations for the six months June 30, 2022 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2022.

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2022(1)	2022(1)	2021	2021	2021	2020	2019
	(in U.S.$)(2)	(in R$)		(in U.S.$)(2)	(in R$)
Statement of Profit or Loss Data:	(in millions, unless otherwise indicated)
Net revenue	92.7	485.8	317.1	120.5	631.1	519.2	461.1
Revenue from digital education undergraduate courses	76.3	399.9	259.9	101.5	531.7	423.0	336.3
Revenue from continuing education courses	5.4	28.2	31.2	10.0	52.4	40.6	47.1
Revenue from on-campus undergraduate courses	11.0	57.7	26.0	9.0	47.0	55.6	77.6
Cost of services rendered	(34.9)	(183.1)	(112.6)	(46.0)	(240.9)	(221.5)	(211.5)
Gross profit	57.8	302.8	204.6	74.5	390.2	297.7	249.5

Selling expenses	(17.1)	(89.8)	(63.3)	(21.3)	(111.5)	(86.6)	(100.9)
General and administrative expenses	(16.2)	(84.7)	(42.0)	(17.0)	(89.3)	(73.9)	(125.3)
Net impairment losses on financial assets	(12.3)	(64.3)	(52.9)	(21.1)	(110.7)	(76.8)	(58.2)
Other income, net	0.2	1.0	0.4	0.0	0.1	0.5	(0.9)
Operating expenses	(45.4)	(237.9)	(157.8)	(59.5)	(311.4)	(236.8)	(285.4)
Operating profit	12.4	64.9	46.8	15.0	78.8	60.9	(35.9)

Financial income	5.6	29.5	17.8	8.7	45.5	36.5	19.2
Financial expenses	(14.7)	(76.7)	(31.3)	(14.3)	(74.9)	(64.4)	(60.4)
Financial results	(9.0)	(47.3)	(13.5)	(5.6)	(29.4)	(27.9)	(41.2)
Profit before taxes	3.4	17.6	33.3	9.4	49.4	33.0	(77.1)

Current income taxes	(1.5)	(7.6)	(17.9)	(2.2)	(11.3)	(19.5)	(14.8)
Deferred income taxes	6.6	34.8	21.9	6.2	32.6	38.6	25.7
Income taxes	5.2	27.2	4.0	4.0	21.3	19.1	10.9
Net income for the period	8.6	44.8	37.2	13.5	70.7	52.1	(66.2)
Basic earnings per share—R$ (unless otherwise indicated)(3)
Common Shares	0.35	1.84	1.62	0.58	3.04	2.79	(3.93)
Diluted earnings per share—R$ (unless otherwise indicated)(4)
Common Shares	0.33	1.72	1.51	0.55	2.87	2.68	(3.93)

(1)	Consolidates the results of operations of UniCesumar as from its acquisition date (May 20, 2022).

(2)	For convenience purposes only, amounts in reais for the six months ended June 30, 2022 and year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(3)	Calculated by dividing the profit (loss) attributable to the shareholders by the weighted average number of common shares outstanding during the period.

(4)	Calculated by dividing the profit (loss) attributable to the shareholders by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

	As of June 30,		As of December 31,
	2022(1)	2022	2021	2021	2020	2019
	US$ millions(2)	R$ millions	US$ millions(2)	R$ millions
Statement of Financial Position Data:
Assets
Current assets
Cash and cash equivalents	21.6	113.1	14.4	75.6	85.9	2.5
Short-term investments	28.2	147.7	48.3	253.0	515.2	72.3
Trade receivables	50.6	265.0	26.8	140.6	115.1	88.1
Income taxes recoverable	2.0	10.4	1.5	7.7	2.2	4.7
Prepaid expenses	4.2	22.2	6.7	35.0	10.2	8.9
Financial assets	7.1	37.4	—	—	—	—
Other current assets	1.9	10.2	0.6	2.9	3.1	1.9
	115.7	606.0	98.3	514.8	731.7	178.4
Assets classified as held for sale(3)	—	—	—	—	—	36.5
Total current assets	115.7	606.0	98.3	514.8	731.7	214.9

Non-current assets
Trade receivables	1.2	6.2	1.1	5.9	6.9	3.8
Indemnification assets	1.6	8.5	1.6	8.6	9.2	14.8
Deferred tax assets	—	—	15.9	83.4	50.8	37.1
Long-term financial assets	5.1	27.0	—
Other non-current assets	0.7	3.6	0.3	1.6	3.6	1.4
Right-of-use assets	70.0	366.5	26.0	136.1	127.9	88.5
Property and equipment	35.1	183.6	20.4	106.8	96.7	70.0
Intangible assets	866.6	4,539.2	127.9	670.2	661.0	658.2
Total non-current assets	980.3	5,134.7	193.3	1,012.6	956.1	873.8
Total assets	1,096.0	5,740.7	291.6	1,527.4	1,687.8	1,088.7

Liabilities and Equity
Current liabilities
Trade payables	14.6	76.7	8.0	41.7	32.2	30.0
Loans and financing	—	—	—	—	151.8	—
Lease liabilities	10.3	53.8	5.2	27.2	23.4	17.3
Labor and social obligations	15.5	81.3	4.8	25.0	26.7	16.8
Taxes payable	2.1	11.1	0.6	3.3	2.4	1.6
Prepayments from customers	5.0	26.3	2.0	10.3	9.7	3.2
Accounts payable from acquisition of subsidiaries	160.6	841.3	28.6	149.8	135.0	128.9
Other current liabilities	1.1	5.8	0.4	2.1	1.4	0.3
	209.3	1,096.2	49.5	259.4	382.6	198.1
Liabilities directly associated with assets classified as held for sale(2)	—	—	—	—	—	23.3
Total current liabilities	209.3	1,096.2	49.5	259.4	382.6	221.4

Non-current liabilities
Lease liabilities	54.5	285.7	25.6	134.3	126.0	85.9
Loans and financing	370.2	1,939.2	—
Share-based compensation	8.4	44.0	10.0	52.3	46.2	35.0
Accounts payable from acquisition of subsidiaries	—	—	—	—	139.9	250.7
Provisions for contingencies	5.3	27.8	2.8	14.9	14.4	18.4
Deferred tax liabilities	123.3	645.7	—	—	—	25.0
Other non-current liabilities	0.3	1.6	0.1	0.4	0.7	1.1
Total non-current liabilities	562.1	2,944.1	38.6	201.9	327.2	416.0
Total liabilities	771.3	4,040.2	88.1	461.3	709.8	637.4

Equity
Share capital	—	—	—	—	—	548.4
Capital reserves	311.0	1,629.1	198.5	1,039.6	1,022.1	(1.3)
Revenue reserves	—	—	—	—	—	0.4
Retained earnings (accumulated losses)	13.6	71.3	5.1	26.5	(44.1)	(96.2)
Total equity	324.6	1,700.5	203.5	1,066.1	978.0	451.3
Total liabilities and equity	1,096.0	5,740.7	291.6	1,527.4	1,687.8	1,088.7

(1)	Consolidates the assets of UniCesumar.

(2)	For convenience purposes only, amounts in reais as of June 30, 2022 and December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(3)	In December 2019, we decided to sell our subsidiaries FAC and FAIR and the undergraduate operations on the campuses of Assevim and Famesul, which account for a portion of our on-campus undergraduate courses segment. As a result of this decision we classified the related assets and liabilities as “held for sale” in 2019, since we understood that these assets available for immediate sale in their present condition subject only to terms that are usual and customary for these types of transactions, that this sale was likely to occur given then existing plans and was expected to occur within the next six months, and that an active program to locate a buyer and complete the plan had been initiated. However, in September 2020, as a result of our receipt of the proceeds from our initial public offering and the course of events during 2020, we came to the conclusion that there was no further reason to sell these assets immediately.

UniCesumar

The unaudited interim condensed financial information as of and for the six months ended June 30, 2022 of UniCesumar has been derived from the unaudited interim condensed financial information of UniCesumar included elsewhere in this Form 6-K, prepared in accordance with IAS 34. The audited balance sheets as of December 31, 2021 and 2020 and the audited statements of income for the years ended December 31, 2021 and 2020 of UniCesumar have been derived from the audited financial statements of UniCesumar not included in this Form 6-K, prepared in accordance with IFRS, as issued by the IASB. The results of operations of UniCesumar for the six months ended June 30, 2022 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2022.

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2022	2022	2021	2021	2021	2020	2019
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Statement of Profit or Loss Data
Continuing Operations
Net revenue	84.8	444.1	356.3	141.6	741.5	610.0	519.3
Cost of services and sales	(19.9)	(104.1)	(82.2)	(33.3)	(174.6)	(149.4)	(150.7)
Gross profit	64.9	340.0	274.0	108.2	566.9	460.7	368.6

Operating expenses
Selling expenses	(5.5)	(28.7)	(27.7)	(12.6)	(65.9)	(47.6)	(54.0)
Net impairment losses on financial assets	(3.5)	(18.3)	(12.1)	(7.7)	(40.1)	(20.4)	(21.0)
General and administrative expenses	(28.3)	(148.1)	(105.1)	(47.4)	(248.1)	(194.8)	(209.4)
Other operating income and expenses	(16.5)	(86.3)	(0.6)	0.5	2.5	3.2	8.3
Operating profit before finance result	11.2	58.6	128.5	41.1	215.3	201.1	92.3

Finance result, net
Finance income	1.9	10.2	6.8	3.1	16.5	9.6	10.4
Finance costs	(1.6)	(8.3)	(6.5)	(2.5)	(13.3)	(12.2)	(9.6)
	0.4	1.9	0.3	0.6	3.2	(2.6)	0.9
Profit before income tax and social contribution	11.6	60.6	128.8	41.7	218.5	198.5	93.2

Income tax and social contribution	(0.6)	(3.0)	(6.0)	(2.7)	(14.0)	(7.8)	(3.5)
Profit for the period	11.0	57.6	122.8	39.0	204.5	190.7	89.6

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2022 and year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

	As of June 30,		As of December 31,
	2022	2022	2021	2021	2020	2019
	US$ millions(1)	R$ millions	US$ millions(1)	R$ millions
Statement of Financial Position Data:
Assets
Current assets
Cash and cash equivalents	17.4	91.3	15.7	82.2	129.0	26.8
Trade receivables	12.0	62.8	11.1	58.2	45.8	35.0
Advances	7.6	39.6	6.0	31.6	54.4	38.7
Inventories	1.0	5.5	1.2	6.4	3.1	2.8
Prepaid expenses	0.3	1.8	0.1	0.6	0.5	0.5
Recoverable taxes	0.8	4.1	0.7	3.5	5.0	5.0
Other assets	83.0	0.4	0.1	0.8	4.6	4.0
Assets held for sale	–	–	33.2	173.9	–	–
Total current assets	39.2	205.5	68.2	357.1	242.4	112.8

Non-current assets
Trade receivables	4.3	22.7	3.8	19.9	16.0	14.7
Related parties	–	–	0.3	1.5	1.5	1.4
Advances	5.1	27.0	13.0	67.9	5.9	7.1
Other assets	0.5	2.4	0.3	1.8	1.6	5.4
Deferred taxes	3.4	18.0	3.2	16.9	15.9	13.4

Property and equipment	14.9	78.2	13.3	69.6	278.6	244.8
Leases – right of use	32.5	170.0	0.9	4.7	3.9	5.5
Intangible assets	2.2	11.6	2.2	11.6	13.2	9.2
Total non-current assets	63.0	329.9	37.0	193.8	336.6	301.6
Total assets	102.2	535.4	105.2	550.9	579.0	414.4

Liabilities and Equity
Current liabilities
Borrowings	–	–	–	0.2	16.6	3.0
Trade payables	5.2	27.3	7.4	38.6	20.2	20.0
Obligations and social charges	7.5	39.4	5.2	27.2	24.9	26.3
Taxes payable	1.5	7.7	1.8	9.2	7.8	5.6
Related parties	8.5	44.7	–	—	0.0	0.0
Lease liabilities	4.5	23.8	0.4	2.0	2.0	3.0
Other payables	4.2	21.8	6.6	34.7	11.5	14.5
Liabilities related to non-current assets held for sale	–	–	–	–	–	–
Total current liabilities	37.2	194.7	21.4	112.0	83.0	72.5

Non-current liabilities
Borrowings	–	–	–	0.1	23.2	0.6
Lease liabilities	28.4	149	0.5	2.9	2.2	3.1
Provision for civil, labor and tax risks	2.5	12.9	2.3	12.1	15.1	11.4
Other payables	0.2	1.2	0.5	2.6	–	–
Total non-current liabilities	31.1	163.1	3.4	17.6	40.5	15.1
Total liabilities	68.3	357.8	28.1	147.3	123.4	87.6

Equity
Share capital	11.2	58.5	41.0	214.8	58.5	58.5
Capital reserves	7.6	39.5	7.6	39.5	39.5	39.5
Retained earnings	15.2	79.6	31.9	166.9	357.5	228.8
Total equity	33.9	177.6	80.4	421.2	455.6	326.8
Total liabilities and equity	102.2	535.4	105.2	550.9	579.0	414.4

(1)	For convenience purposes only, amounts in reais as of June 30, 2022 and December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Pro Forma Financial Information

The unaudited pro forma summary interim statement of financial position as of June 30, 2022 and the unaudited pro forma interim statements of operations for the six months June 30, 2022 and for the year ended December 31, 2021 have been derived from our unaudited pro forma condensed income statement and the related notes thereto included elsewhere in this Form 6-K.

The following table below sets forth our unaudited pro forma condensed consolidated statement of profit and loss for the six months period ended June 30, 2022.

	Vitru Historical	UniCesumar Historical	Pro Forma adjustments	Note	Total Pro Forma
	R$ (thousands, except per share data)
NET REVENUE	485,806	444,126	(98,185)	2(c)	831,747
Cost of services rendered	(183,050)	(104,106)	27,656	2(c)/(e)/(f)	(259,500)
GROSS PROFIT	302,756	340,020	(70,529)		572,247
General and administrative expenses	(84,713)	(148,051)	8,116	2(c)/(f)/(g)	(224,648)
Selling expenses	(89,798)	(28,730)	(14,361)	2(c)/(f)	(132,889)
Net impairment losses on financial assets	(64,333)	(18,313)	4,721	2(c)	(77,925)
Other income (expenses), net	978	(86,284)	(449)	2(c)	(85,755)
Operating expenses	(237,866)	(281,378)	(1,973)		(521,217)
OPERATING PROFIT	64,890	58,642	(75,502)		51,030
Financial income	29,478	10,182	(2,100)	2(c)	37,560
Financial expenses	(76,740)	(8,252)	(109,340)	2(a)/(b)/(c)/(e)	(194,332)
Financial results	(47,262)	1,930	(111,440)		(156,772)
PROFIT (LOSS) BEFORE TAXES	17,628	60,572	(183,942)		(105,742)
Current income taxes	(7,644)	(4,049)	27,154	2(c)/(h)	15,461
Deferred income taxes	34,813	1,074	21,383	2(c)/(h)	57,270
Income taxes	27,169	(2,975)	48,537		72,731
PROFIT (LOSS) FOR THE YEAR	44,797	57,597	(135,405)		(33,011)
Basic earnings per share (R$)	1.84			2(i)	(1.09)
Diluted earnings per share (R$)	1.72			2(i)	(1.04)

The following table below sets forth our unaudited pro forma condensed consolidated statement of profit and loss for the year ended December 31, 2021.

	Vitru Historical	UniCesumar Historical	Pro Forma adjustments	Note	Total Pro Forma
	R$ (thousands, except per share data)
NET REVENUE	631,147	741,524	–		1,372,671
Cost of services rendered	(240,924)	(174,624)	(22,665)	2(d)/(e)/(f)	(438,213)
GROSS PROFIT	390,223	566,900	(22,665)		934,458
General and administrative expenses	(89,344)	(248,098)	(71,352)	2(f)/(g)	(408,794)
Selling expenses	(111,490)	(65,885)	(54,269)	2(f)	(231,644)
Net impairment losses on financial assets	(110,689)	(40,122)	–		(150,811)
Other income (expenses), net	65	2,521	–		2,586
Operating expenses	(311,458)	(351,584)	(125,621)		(788,663)
OPERATING PROFIT	78,765	215,316	(148,286)		145,795
Financial income	45,520	16,481	–		62,001
Financial expenses	(74,879)	(13,331)	(375,404)	2(a)/(b)/(e)	(463,614)
Financial results	(29,359)	3,150	(375,404)		(401,613)
PROFIT (LOSS) BEFORE TAXES	49,406	218,466	(523,690)		(255,818)
Current income taxes	(11,333)	(14,936)	117,240	2(h)	90,971
Deferred income taxes	32,575	971	49,996	2(h)	83,542
Income taxes	21,242	(13,965)	167,236		174,513
PROFIT (LOSS) FOR THE YEAR	70,648	204,501	(356,454)		(81,305)
Basic earnings per share (R$)	1.74			2(i)	(2.70)
Diluted earnings per share (R$)	1.63			2(i)	(2.57)

Reconciliations for Non-GAAP Financial Measures of Vitru

Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year

The following table below sets forth a reconciliation of our Adjusted EBITDA to our Net Income (Loss) for each of the periods and years indicated:

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2022(1)	2022(1)	2021	2021	2021	2020	2019
	(in U.S.$)(2)	(in R$)		(in U.S.$)(2)	(in R$)
	(in millions)
Net income for the period	8.6	44.8	37.2	13.5	70.7	52.1	(66.2)
(˗) Deferred and current income tax	(5.2)	(27.2)	(4.0)	(4.1)	(21.3)	(19.1)	(10.9)
(+) Financial results	9.0	47.3	13.5	5.6	29.4	27.9	41.2
(+) Depreciation and amortization	8.8	46.1	25.5	10.4	54.5	51.5	62.4
(+) Interest on tuition fees paid in arrears	2.0	10.6	8.8	3.3	17.4	15.7	8.3
(+) Impairment of non-current assets	—	—	—	—	—	—	51.0
(+) Share-based compensation plan	1.5	7.8	9.7	2.8	14.7	11.9	26.4
(+/˗) Other income (expenses), net	(0.2)	(1.0)	(0.4)	(0.0)	(0.1)	(0.5)	0.9
(+) M&A, pre-offering expenses and restructuring expenses	6.8	35.9	6.0	3.3	17.1	7.2	4.5
Adjusted EBITDA(3)	31.3	164.3	96.3	34.8	182.4	146.7	117.6

(1)	Consolidates the results of operations of UniCesumar as from its acquisition date (May 20, 2022).

(2)	For convenience purposes only, amounts in reais for the six months ended June 30, 2022 and year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(3)	We calculate Adjusted EBITDA as net income (loss) for the year plus deferred and current income tax plus financial results plus depreciation and amortization plus interest on tuition fees paid in arrears plus impairment of non-current assets plus share-based compensation plan plus other income (expenses), net, plus M&A, pre-offering expenses and restructuring expenses. Adjusted EBITDA is a non-GAAP measure. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted Net Income from Net Income (Loss) for the Year

The following table below sets forth a reconciliation of our Net Income (Loss) from Adjusted Net Income for each of the periods indicated:

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2022(1)	2022(1)	2021	2021	2021	2020	2019
	(in U.S.$)(2)	(in R$)		(in U.S.$)(2)	(in R$)
	(in millions)
Net Income (Loss) for the Year	8.6	44.8	37.2	13.5	70.7	52.1	(66.2)
(+) M&A, pre-offering expenses and restructuring expenses	6.8	35.9	6.0	3.3	17.1	7.2	4.5
(+) Impairment of non-current assets	—	—	—	—	—	—	51.0
(+) Share-based compensation plan	1.5	7.8	9.7	2.8	14.7	11.9	26.4
(+) Amortization of intangible assets from business combinations	2.9	15.2	3.0	0.9	4.8	14.6	37.3
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	1.2	6.1	6.1	2.5	12.9	18.0	23.4
(+) Corresponding tax effects on adjustments	(3.8)	(20.0)	(22.6)	(5.5)	(28.7)	(5.6)	(18.7)
Adjusted Net Income(3)	17.2	89.9	39.6	17.5	91.5	98.2	57.7

(1)	Consolidates the results of operations of UniCesumar as from its acquisition date (May 20, 2022).

(2)	For convenience purposes only, amounts in reais for the six months ended June 30, 2022 and year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	We calculate Adjusted Net Income as net income (loss) for the year plus share-based compensation plan plus M&A, pre-offering expenses and restructuring expenses, plus impairment of non-current assets plus amortization of intangible assets recognized as a result of business combinations plus interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries plus corresponding tax effects on adjustments. Adjusted Net Income is a non-GAAP measure. Our calculation of Adjusted Net Income may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Adjusted Cash Flow Conversion from Operations

The following table below sets forth a reconciliation of our Adjusted Cash Flow Conversion from Operations for each of the periods indicated:

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2022(1)	2022(1)	2021	2021	2021	2020	2019
	(in U.S.$)(2)	(in R$)		(in U.S.$)(2)	(in R$)
	(in millions, except percentages)
Cash Flow from Operations	24.9	130.4	87.9	29.7	155.5	141.6	98.0
(+) Income tax paid	(2.0)	(10.3)	(11.6)	(3.5)	(18.5)	(18.7)	(12.7)
Adjusted Cash Flow from Operations	22.9	120.1	76.3	26.2	137.0	122.9	85.3
Adjusted EBITDA(3)	31.3	164.3	96.3	34.8	182.4	146.7	117.6
(-) M&A, pre-offering expenses and restructuring expenses	(6.8)	(35.9)	(6.0)	(3.3)	(17.1)	(7.2)	(4.5)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	24.5	128.5	90.3	31.6	165.3	139.5	113.1
Adjusted Cash Flow Conversion from Operations(3)(4)	93.5%	93.5%	84.5%	82.9%	82.9%	88.1%	75.4%

(1)	Consolidates the results of operations of UniCesumar as from its acquisition date (May 20, 2022).

(2)	For convenience purposes only, amounts in reais for the six months ended June 30, 2022 and year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.238 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(3)	For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to our net income (loss) for the year, see “—Reconciliation of Adjusted EBITDA from Net Income (Loss) for the Year.”

(4)	We calculate Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. Our calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Operating Data of Vitru

The following table below sets forth certain of our operating data for each of the periods indicated:

	As of June 30,		As of the Year Ended December 31,
	2022(1)	2021	2020	2019	2018

Number of enrolled students	811,540	370,785	309,560	240,946	189,295
Number of digital education undergraduate students	740,881	308,212	256,953	195,613	148,711
Number of digital education graduate students	48,684	55,405	44,570	35,952	30,227
Number of hubs	2,028	795	709	545	370

(1)	Consolidates the number of enrolled students and hubs of UniCesumar.

Business of Unicesumar

Overview of UniCesumar

Vitru completed the UniCesumar Business Combination on May 20, 2022, creating a growing player in the post-secondary digital education market and the largest player in terms of digital education enrolled students in Brazil according to the most recent INEP data available.

UniCesumar was founded in 1989 by a group of teachers led by Professor Wilson de Matos Silva and has become one of the 10 largest education groups in Brazil by number of enrolled students, according to an INEP census published by the MEC in February 2022.

As of June 30, 2022, UniCesumar had 408,113 enrolled students. UniCesumar has been able to grow at scale while maintaining a high-quality education value proposition for its student base. In 2021, it achieved an IDD of 3.00, which is 9% above the private digital education market’s average.

The following is a summary of UniCesumar’s key financial highlights:

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2022	2021	Variation	2021	2020	Variation
	(in R$ millions, except percentages)			(in R$ millions, except percentages)
Net revenue	444.1	356.3	24.7%	741.5	610.0	21.6%
Gross profit	340.0	274.0	24.1%	566.9	460.7	23.1%
Profit for the period	57.6	122.8	(53.1)%	204.5	190.7	7.2%
Gross margin(1)	76.6%	76.9%	(0.3) p.p.	76.5%	75.5%	1.0 p.p.
Net margin(2)	13.0%	34.5%	(21.5) p.p.	27.6%	31.3%	(3.7) p.p.

(1)	Calculated by dividing gross profit by net revenue.

(2)	Calculated by dividing profit for the period by net revenue.

UniCesumar’s Business Model

UniCesumar’s core business is to provide high-quality education and is a complete educational platform with three verticals:

Digital Education

UniCesumar started to offer digital education courses in 2006. Digital education has since become UniCesumar’s main source of revenue and has also been an important growth driver, boosted by a fast-paced expansion of new hubs. UniCesumar has successfully expanded into digital education while maintaining its high-quality standards, supported by a best-in-class hub infrastructure, differentiated digital learning experience enabled by the Studeo platform and its proprietary learning methodology. In digital education, UniCesumar has 392,241 undergraduate and graduate students served through a network of 1,027 hubs spread across Brazil and five international hubs.

We believe that UniCesumar’s digital, fully online and hub-based model is highly scalable. This model is supported by a tech-enabled methodology and high-quality hubs, which increase student engagement and create entry barriers. In turn, on-campus education is supported by a best-in-class campus infrastructure and its unique methodology, which has combined theory and practical applications since the inception of the courses, resulting in a better academic quality when compared to its peers, and is recognized by the MEC’s maximum CI score of “5”.

Continuing Education

UniCesumar offers almost 700 short-duration courses (cursos livres), more than 100 digital education undergraduate courses, and 100 on-campus undergraduate courses predominantly in law, engineering, IT, andhealth-related courses. Courses are offered in two different versions, which are (i) 100% online, and (ii) on-campus. In addition to undergraduate courses, it offers master and doctoral programs on the campus located in Maringá.

On-Campus Education

UniCesumar’s on-campus education offerings are supported by a brand legacy of over 30 years as a regional leader, serving its 15,359 undergraduate students through five campuses located in the south region of Brazil in the cities of Maringá, Curitiba, Ponta Grossa and Londrina, in the state of Paraná, and Corumbá, in the state of Mato Grosso do Sul. It offers a broad course portfolio, such as courses in law, psychology, dentistry and medicine. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well as access to sports activities and cultural events.

In terms of medical education, UniCesumar currently has 348 approved medical seats for campuses located in Maringá in the state of Paraná and Corumbá in the state of Mato Grosso do Sul. Its medical course ranked as the fifth-best medical course in Brazil among private institutions. UniCesumar’s teaching program meets the Brazilian national curriculum guidelines, and uses active teaching and learning methods, such as problem-based learning, which favor collaboration and problem solving skills applied to real world problems. In addition to relying on strong partnerships with hospitals as well as local and regional public health services, we believe that UniCesumar’s courses stand out for their innovative education, the excellence of their faculty, and the strength of the infrastructure dedicated to supporting students.

UniCesumar’s Strengths

UniCesumar’s vertical-based business model gives it the following advantages:

•	Strong demand and limited supply allows for a resilient revenue stream: The structural medical segment bottleneck enables UniCesumar to combine a high average ticket of R$10,000 per month with a high-demand course structure, creating a profitable and predictable revenue stream.

•	Highly scalable business model with operating leverage: In the digital education segment, UniCesumar is supported by its network of long-term partners who are in charge of the day-to-day operations and are also responsible for general and administrative matters, leases, and equipment, among other expenses related to the hub. This allows UniCesumar to focus on developing educational content, training teachers and tutors, and accelerating hub expansion.

•	Significant contracted growth: UniCesumar expanded its digital education network in the last five years and the majority of its hubs were opened in this period, thus there is a relevant organic growth driven by the maturation of hubs to be captured in the coming years with limited execution risk. This effect in the digital education segment is reinforced by the medical vertical due to the process of maturation of medical seats, which is expected to be reached by 2029.

Geographic Presence

Since UniCesumar’s foundation, its headquarters have been located in Maringá, in the state of Paraná. However, its digital education hubs extend its footprint across every Brazilian state. Although both Vitru and UniCesumar are present across Brazil, we believe they are also complementary in terms of geographic footprint, enabling larger potential synergies to be captured. The chart below shows the numbers of UniCesumar’s and Vitru’s hub partners across different regions in Brazil.

In the Southern region of Brazil, UniCesumar is stronger in the state of Paraná, while Vitru has a stronger presence in the states of Rio Grande do Sul and Santa Catarina. This same complementary relationship is present in other regions. For example, Vitru has a robust presence in the North and Northeast regions whereas UniCesumar has a stronger presence in the states of São Paulo and Minas Gerais. In addition, there are currently more than 700 cities with a hub from either Vitru or UniCesumar, which we believe shows a potential to expand into cities where at least one of the components of the future combined company already has a physical presence and knowledge of the local market.

Technology

UniCesumar provides a tech-enabled and differentiated digital learning experience using a teaching method focused on the student and supporting the whole learning process for its student base. In the center of this learning system is Studeo, UniCesumar’s proprietary platform with a universe of features, which connects students, hub operating partners and teachers in a unique and easy-to-use digital environment. Studeo’s key differentials are:

•	One-click learning: Everything the student needs in one click.

•	Learning analytics: Ability to analyze 100% of the student’s journey.

•	All-in-one: Academic, secretary and support all in one place.

The Studeo platform has achieved a rating of 4.8 out of 5.0, considering a weighted average of the Apple and Google Play app stores.

UniCesumar also incorporates an intense use of analytics in its intake and retention processes, and relies on its digital education centers, which are tailored to support the learning process, to maximize the students experience and to keep churn at low rates. UniCesumar’s main retention initiatives are:

•	Predictive retention: Entrance exam diagnosis identifies gaps and promotes adjustments in the students’ environment.

•	Preventive retention: Encourages students at each completed stage and rewards top performers.

•	Reactive retention: For every cancellation request, the system activates financial and academic support alternatives.

Marketing and Sales

UniCesumar’s marketing and sales strategy is shared with the hub operating partners. UniCesumar is responsible for marketing campaigns across Brazil as a whole, monitoring hub performance and providing the partners with valuable information that helps the hub with attraction and retention of the student base. Within this framework, the majority of UniCesumar’s enrollments are made through its partners.

Customer Service and Support

UniCesumar has the support of its hub operating partners, who have a close relationship with students, to provide students with the best customer service experience. The partners have access to a common information system maintained by UniCesumar, which helps address students’ academic issues efficiently.

UniCesumar’s Market Opportunity

According to a study published in February 2020 by Educa Insights, the digital education for adults sector in Brazil has a total addressable market of 31.4 million students across undergraduate, postgraduate, technical and professional qualification courses, equivalent to R$104.7 billion in revenues as of 2020.

Similar to Vitru, UniCesumar’s market opportunity is focused on the private digital education undergraduate segment, the fastest-growing segment in the Brazilian education market, with a CAGR of 24.3% from 2016 to 2020 in terms of number of registered students. This growth has been accelerated by the COVID-19 pandemic, which forced students to shift to remote learning and rethink the necessity of an on-campus education, particularly since digital education is approximately 70% cheaper.

UniCesumar’s high-quality signature drove its student base growth in the past five years, being the institution that gained the most enrolled students in this period among all competitors that are listed companies in Brazil. In this period, its market share increased 42.6%, considering the private digital education market, reaching approximately 6.5% in 2020, as shown in the chart below:

Source: INEP.

Despite Vitru and UniCesumar’s similar focus on the digital education undergraduate market and growth in the last years, the two have complementary models. While UniCesumar operates a fully online hub-based model targeting a more autonomous and tech-savvy student, Vitru is focused on a medium to low average income audience, which requires a hand-holding approach provided by the tutor-centric business model. We believe that the complementary nature of the businesses of UniCesumar and Vitru has the potential to expand the combined company’s addressable market.

Legal Proceedings

From time to time, UniCesumar is involved in disputes that arise in the ordinary course of our business. Any claims against UniCesumar, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

UniCesumar is subject to a number of judicial and administrative proceedings which it believes are common and incidental to our business operations. UniCesumar recognizes provisions for legal proceedings in its financial statements, in accordance with accounting rules, when UniCesumar is advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. UniCesumar’s provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments UniCesumar’s management relies on the opinions of its external legal advisors.

However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceed UniCesumar’s management’s expectations, the impact on its results of operations or financial condition for that reporting period could be material.

As of June 30, 2022, UniCesumar was a party to 349 legal proceedings, in an aggregate amount of R$7.0 million. Of these proceedings, UniCesumar was a party to 54 legal proceedings for claims in the total amount of R$1.9 million, where the likelihood of loss has been assessed by UniCesumar’s management as probable based on the opinion of its external legal advisors. UniCesumar was also a party to 291 legal proceedings totaling R$4.9 million, where the likelihood of loss has been assessed by UniCesumar’s management as possible based on the opinion of its external legal advisors. As of June 30, 2022, UniCesumar has recorded provisions in the amount of R$1.9 million for all proceedings where the likelihood of loss is probable.

For further information, see note 17 to UniCesumar’s unaudited interim condensed financial information included elsewhere in this Form 6-K.

Intellectual Property

UniCesumar relies on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce its intellectual property rights, including with respect to our proprietary rights related to UniCesumar’s products and services. In addition, UniCesumar licenses technology from third parties.

As of June 30, 2022, UniCesumar owns a number of trademarks, including “UniCesumar”, “Cesumar”, “UC UniCesumar” and “Comunidade do Conhecimento”. UniCesumar also owns a number of domain names registered in Brazil, including “unicesumar.edu.br,” “cesumar.edu.br,” “unicesumar.com.br” and “unicesumaraovivo.com.br.”

Properties

UniCesumar’s corporate headquarters and our principal executive offices, which include the majority of its product development, sales, marketing, and business operations, are located in Maringá in the state of Paraná. UniCesumar’s principal executive offices consist of approximately 10,542 square feet of space under a lease that expires in 2042. UniCesumar also has leased facilities in several other locations, including Curitiba in the State of Paraná, Corumbá in the State of Mato Grosso do Sul, and Ponta Grossa in the State of Paraná.

Employees

As of June 30, 2022 and December 31, 2021, UniCesumar had 3,871 employees and 3,924 employees, respectively.

The table below breaks down UniCesumar’s full-time personnel by function as of December 31, 2021, 2020 and 2019:

	As of December 31,
Function	2021	2020	2019
General and Administrative	835	752	886
Management	5	5	5
Local Tutors	1,539	1,205	1,124
Student Support and Academic Staff	898	867	1,062
Sales and Marketing	526	373	448
Technology and Content Development	121	104	126
Total	3,924	3,306	3,651

The table below breaks down UniCesumar’s full-time personnel by location as of December 31, 2021, 2020 and 2019:

	As of December 31,
Location	2021	2020	2019
South(1)	3,899	3,300	3,651
Center-West	25	6	—
Total	3,924	3,306	3,651

(1)	Primarily in Maringá in the State of Paraná..

UniCesumar’s employees in Brazil are affiliated with the unions of SINTEEMAR – Estagiários, SINTEEMAR - Sind. dos Trabalhadores em Estab. de ensino de Maringá; SAAEL - Sind Dos Auxiliares de Adm Escolar de Londrina, SAAEPAR-Sind. dos Auxiliares De Adm. Escolar no Estado do Paraná, SINPES - Sind. dos Professores do Ens. Superior de Curitiba e Região Metropolitana, SINTRACOM - Sind.Trab.Ind.Construção Civil de Curitiba, SINPROPAR - Sindicato dos Professores no Estado do Paraná, SINTRACOM - Sind.Trab.Ind.Construção Civil de Ponta Grossa, SINPRO-LNDA - Sind. dos Profissionais das Escolas Particulares de Londrina e Norte de Paraná, SINTRAE Pantanal - Sind. dos Trab. em Estab. de Ensino de Corumba/LAD/MS, SINTRACOM - Sind.Trab.Ind.Construção Civil de Maringá, SINCOMAR-Sind.do Empregados no Com. de Mgá, and SINDFAR-Sind.dos Farmacêuticos do PR, for the geographic area in which they render services. UniCesumar has never experienced strikes, work stoppages or disputes leading to any form of downtime.

None of UniCesumar’s executive officers have entered into formal employment agreements with UniCesumar or with us. UniCesumar does not have any service agreements with its executive directors that provide benefits upon termination of employment.

Recent Developments

Effects of the COVID-19 Pandemic

Like Vitru, UniCesumar is closely monitoring the situation of the COVID-19 pandemic, and taking the necessary measures for the safety and well-being of its employees, students, associates and partners. The COVID-19 pandemic continues to present material uncertainty and risk with respect to UniCesumar’s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in certain parts of Brazil have required temporary mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the pandemic, UniCesumar has implemented several measures aimed at safeguarding the health of its employees, students and hub partners as well as the stability of our operations. These measures include: (i) guidance to employees, students and visitants, with pamphlets, emails, posters and banners; (ii) monitoring of employees contaminated with COVID-19 and under suspicion of contamination; (iii) distribution of cloth masks to all employees; (iv) distribution of alcohol gel hand sanitizer; (v) distribution of alcohol sanitizer 70%, for the cleaning of furniture; (vi) installation of alcohol gel sanitizer dispensers throughout the institution; (vii) thermometers for temperature measurement on the entrance of all blocks; (viii) installation of movement sensors to automatically open the bathroom doors; (ix) supervision of number of individuals per environment, observing all decrees; (x) formulation of a Contingency Plan for students and employees; and (xi) individualized training kits.

Due to uncertainties related to the dynamics of COVID-19’s spread, the emergence of new variants of the virus, the speed and efficacy of vaccine roll-outs, the effects on the economic activities on UniCesumar’s customers and suppliers and the measures to be adopted in Brazil, it is impossible to predict the impact the pandemic will have on the global economy going forward, as well as on UniCesumar’s business. The extent of the impact of COVID-19 on UniCesumar’s operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and its impact on students, hub partners and employees, all of which are uncertain and cannot be predicted.

As of the date hereof, there has been no material impact on UniCesumar’s operations, as most of UniCesumar’s services were already delivered remotely (digital education undergraduate courses and most continuing education courses) or capable of being delivered remotely (some continuing education courses and on-campus undergraduate courses).

Closing of Vitru Business Combination

On May 20, 2022, UniCesumar closed its business combination with Vitru. For more information, see “Business and Other Updates of Vitru—Closing of UniCesumar Business Combination.”

UniCesumar Recognition at the Blackboard Catalyst Awards

On July 18, 2022, Vitru announced that UniCesumar had won the 2022 Blackboard Catalyst Award in the Community Engagement category, one of the biggest awards for educational innovation and excellence in the world. For more information, see “Business and Other Updates of Vitru—UniCesumar Recognition at the Blackboard Catalyst Awards.”

Corporate Information

UniCesumar is a limited liability company (sociedade limitada) incorporated under the laws of Brazil on January 17, 2004, pursuant to its articles of incorporation. As of June 30, 2022, UniCesumar’s share capital was comprised of 58,500,000 quotas, all of which are owned by Vitru as of the date hereof. UniCesumar’s principal executive offices are located at Av. Guedner, 1610, Zona 08, CEP 87050-390, Maringá, State of Paraná, Brazil.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vitru

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022 and 2021 and the notes thereto, and “Item 5. Operating and Financial Review and Prospects” in our 2021 Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Special Note on Forward-Looking Statements” included elsewhere in this Form 6-K and “Risk Factors” included in our 2021 Annual Report.

Overview of Vitru

We provide a complete pedagogical system focused on a hybrid digital education experience for undergraduates and continuing education students. Between 2016 and 2020, we grew at a CAGR of 41.9% in terms of enrolled students in our undergraduate digital education programs, as shown in the chart below.

Source: INEP.

Note:	The data presented in this chart for the period from 2010 to 2020 is derived from publicly available information published by INEP for market share comparability purposes. It is calculated by INEP by applying the same metrics for all postsecondary education institutions in Brazil. This data may not be directly comparable with data derived from our internal records included elsewhere in this Form 6-K or in our 2021 Annual Report.

We offer a differentiated digital education experience to our students through our innovative hybrid model, which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform. Our hybrid and technology-enabled content is delivered both digitally and through in-person weekly meetings led by highly-trained tutors on our extensive hub network. We believe that this unique tutor-centered learning experience sets us apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of our student base.

Our hub partners, who own 93.3% of our hubs as of June 30, 2022, are compensated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment.

Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners. We have built and nurtured strong relationships with more than 500 hub partners, who play a key role in our expansion.

Our proven quality has allowed us to accelerate the growth of our business and further differentiate ourselves. As of June 30, 2022, our CI score, which is measured and published by MEC and is based on institutional planning and development, academic and management criteria, was 5 (on a scale of 1 to 5), enabling us to open up to 750 hubs per year, 250 hubs at each of our three institutions accredited to offer digital education undergraduate courses, compared to a maximum of 150 and 50 new hubs per year for institutions scoring up to 4 and 3, respectively. We offer the highest quality standards in higher education in Brazil, as evaluated by the MEC.

Since March 2020 our business, financial condition and results of operations have been affected by the ongoing COVID-19 pandemic. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Our History—COVID-19 Pandemic in our 2021 Annual Report” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic may cause an adverse effect in our operations, including the partial closure of our business. The extension of the COVID-19 pandemic, the perception of its effects, or the way in which such pandemic will impact our business, either on a microeconomic or on a macroeconomic level, are subject to uncertain and unforeseeable future developments, which may have a material adverse effect on our business, financial condition, operating results and cash flow” in our 2021 Annual Report.

Our Business Economics and Cohorts

We believe our business model and our value proposition to our students has resulted in best-in-class economics for our hubs network, which plays a pivotal role in our organic growth strategy.

We believe an annualized cohort analysis is a useful indicator of demand for our services. We define a cohort as the number of new hubs opened in a given year.

We track the cohorts on a semi-annual basis. Our strong cohorts are driven by the maturation of our hubs, our high retention rates, especially after the first year of enrollment, the expansion of our offering (e.g., new courses) and annual tuition adjustments.

The result of our recent cohorts demonstrates our successful track record in developing our educational system as set out in the chart below.

(1) The number of hubs and students of 2022.1 has been revised following the closing of the UniCesumar Business Combination and is consistent aligned with Vitru’s criteria.

Note:	The numbers in the chart above show the actual student base (in thousands), within each cohort, as of the end of each semester between the first semester of 2017 and the first semester of 2022. The percentages on the vertical axis under the heading “CAGR” of the chart above show the CAGR of our cohorts over the periods indicated. The number of students in our Uniasselvi mature hubs (which comprises the hubs existing prior to 2017) grew at a CAGR of 1% between the first semester of 2017 and the first semester of 2022, while our 2017 cohort (which comprises the hubs opened in 2017), 2018 cohort (which comprises the hubs opened in 2018), 2019 cohort (which comprises the hubs opened in 2019), 2020 cohort (which comprises the hubs opened in 2020), and 2021 cohort (which comprises the hubs opened in 2021) grew at a CAGR of 56%, 65%, 89%, 153% and 304%, since their respective inception, driven by high intakes and retention rates, introduction of undergraduate courses already offered in other operating hubs, and the natural maturation of each hub.

Our Growth

We remain focused on our primary mission: to provide students full access to digital education and improve their experience through an innovative student-centric model. We believe this focus helped us grow and expand our business to several regions in Brazil in recent years, and is a key driver for differentiating ourselves from our competitors. A large part of this growth was based on the strategic decision to start expanding into small and medium-sized cities and being the first educational institution to implement units and provide access to higher education for residents of cities in the countryside of Brazil. We aim to democratize access to education through a digital ecosystem and empower every student to create his or her own success story.

Our revenue growth is a result of our business model, which has been based on the opening of new hubs, ramp-up of current hubs, annual price adjustments and expansion of course offerings, as described below:

•	Grow Our Base of Uniasselvi Hubs. We expect to continue to launch new hubs to increase our coverage and market penetration. We believe our strategy of targeting small-sized, medium-sized and underserved cities provides us with a significant growth opportunity. In addition, we believe that we are well positioned to grow in denser regions, such as the states of São Paulo and Rio de Janeiro, where our presence is still relatively small.

•	Maturation of Recently-Opened Hubs. In the last years, we significantly increased the number of students per hub in the 2019, 2020 and 2021 cohorts. As of June 30, 2022, 90.6% of our 2,028 hubs were opened in the last five years (i.e., since the second semester of 2017) and are still ramping up (91.1% of our 939 hubs as of December 31, 2021), and we believe there is space to grow our operations, margins and student base. The maturation of a hub takes at least eight semesters, or four years, which is the average duration of a course, and the number of students per hub may continue to grow after such period as hubs gain more local recognition over time.

•	Tuition Fees. We typically adjust our tuition fees on an annual basis, at rates above the variation of inflation indices for the previous twelve months.

•	Mix of Courses. We have continuously added high-value courses to our portfolio over time, such as engineering and health-related courses, contributing to higher margins.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Enrolled Students

The number of enrolled students is one of the most significant operational metrics tracked by our management. It represents the total number of students enrolled in the courses we provide. Our number of enrolled students as of June 30, 2022, increased significantly compared to our number of enrolled students as of December 31, 2021, as a result of the closing of the UniCesumar Business Combination on May 20, 2022.

As of June 30, 2022, and December 31, 2021, we had 811,540 and 365,433 enrolled students, respectively, representing a CAGR of 27.8% from 2017 to 2021.

In our digital education undergraduate courses, our first core business, we had 740,881 and 304,060 students as of June 30, 2022, and December 31, 2021, respectively, representing a CAGR from 2017 to 2021 of 30.0%.

In our digital education graduate courses, our second core business, we had 48,684 and 55,115 students as of June 30, 2022, and December 31, 2021, respectively, representing a CAGR of 24.5% from 2017 to 2021.

The following table sets forth the number of enrolled students as of the dates presented.

	As of June 30,	As of December 31,
	2022(1)	2021	2020	2019	2018	2017
Number of enrolled students	811,540	365,433	309,560	240,946	189,295	140,363
Number of digital education undergraduate students	740,881	304,060	256,953	195,613	148,711	106,576
Number of digital education graduate students	48,684	55,115	44,570	35,952	30,227	22,910

(1)	Consolidates the number of enrolled students of UniCesumar.

Contribution of Digital Education to Total Enrolled Students

We believe the metric that best shows our focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to our course offerings is the number of enrolled students from digital education as a percentage of our total enrolled students.

The following table sets forth the percentage of digital education students to total enrolled students as of the dates presented.

	As of June 30,		As of December 31,
	2022(1)	2021	2021	2020	2019
Digital education to total enrolled students	97.3%	98.1%	98.3%	97.4%	96.1%

(1)	Consolidates the numbers of digital students and enrolled students of UniCesumar.

Number of Hubs

We have substantially expanded our operations and geographic presence throughout Brazil with the opening of new hubs in the last years. The number of hubs is one of the drivers that enable us to increase our base of enrolled students.

Our network as of June 30, 2022, consisted of 2,028 compared with 939 hubs as of December 31, 2021, representing a CAGR of 43.6% from 2017 to 2021.

	As of June 30,	As of December 31,
	2022(1)	2021	2020	2019	2018	2017
Number of hubs	2,028	939	709	545	370	221

(1)	Consolidates the number of hubs of UniCesumar.

Maturation Index

We believe the number of students per hub in each cohort is useful to show hub maturation and the ramp-up in our hubs’ operations as they attract and maintain new students from our digital education undergraduate courses. We expect mature hubs to have approximately 800 students per hub. We have developed a maturation index to assess our hubs’ progress against our expectations.

We calculate the maturation index as the actual number of students per hub not yet considered mature (which we call “expansion hubs”) divided by the number of students we expect such hub to achieve once it has matured (i.e., the weighted average of students we expect to achieve according to the size of our expansion hubs). The index comprises all expansion hubs as of the end of each period, and it can therefore decrease in a given quarter if new expansion hubs are opened.

As of June 30, 2022, 90.6% of our 2,028 hubs were still ramping up and the current maturation index of these expansion hubs was only 43.5%. We believe this shows our potential for growth. We estimate that a typical hub reaches its full capacity in terms of number of students (and is deemed to be mature) after seven or eight years of operations.

	For the Six Months Ended June 30,	For the Year Ended December 31,
	2022	2021	2020	2019	2018	2017
Theoretical maturation index	43.5%	32.9%	30.1%	24.7%	19.1%	6.9%

Tuition

We believe that the total amount of tuition we charge (which is the sum of our gross revenue and hub partners’ portion less other academic revenue less cancellations), considering only our digital education undergraduate business, is a useful metric to show the compelling strength of our growth and the maturation of our hubs.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2022	2021	2021	2020	2019	2018
	(in R$ millions)
Tuition (net of cancellations)	632.9	401.5	829.1	670.2	522.7	429.1

Factors Affecting Our Results of Operations

UniCesumar Business Combination

We began to consolidate UniCesumar within its results of operations as of May 20, 2022. As a result of the UniCesumar Business Combination, the comparability of our financial information as of and for the six months ended June 30, 2022, with our financial information for the six months ended June 30, 2021, is limited.

Brazilian Macroeconomic Environment

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,
	2022	2021	2020	2019
Real growth in gross domestic product	N/A	4.6%	(3.9)%	1.2%
Inflation (IGP-M)(1)	8.2%	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	5.5%	10.1%	4.5%	4.3%
CDI interest rate(3)	5.40%	4.40%	2.77%	5.97%
SELIC(4)	13.25%	9.25%	2.00%	4.50%
Period-end exchange rate—reais per US$1.00(5)	R$5.238	R$5.581	R$5.197	R$4.031
Average exchange rate—reais per US$1.00(6)	R$5.078	R$5.396	R$5.158	R$3.946
Depreciation of the real vs. US$ in the period(7)	6.1%	7.4%	(28.9)%	(4.0)%
Unemployment rate(8)	10.5%	13.5%	13.5%	12.1%

Source: FGV, IBGE, Brazilian Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.

(4)	The SELIC rate is the base interest rate (Sistema Especial de Liquidação e Custódia) in Brazil.

(5)	Annual rate at the end of the period.

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the U.S.$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(8)	Average unemployment rate for period as measured by the IBGE.

Inflation directly affects most of our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, our most important cost component is personnel, which accounted for 44.1%, 49.9%, 49.9%, 54.3% and 48.6% of our total costs and expenses in the six months ended June 30, 2022 and 2021 and years ended December 31, 2021, 2020 and 2019, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by our ability to adjust our tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy, and have had a significant effect on economic conditions in 2020, 2021 and early 2022. Business operations across Latin America, Asia, Europe and the United States are being affected with factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions have impacted businesses generally. We cannot predict when or whether economic conditions will stabilize. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2022. Brazilian GDP increased by 4.6% in 2021 but is expected to increase by 1.5% in 2022 according to the Brazilian federal government.

Seasonality and Revenue Recognition

Our net revenue consists primarily of tuition fees charged for our undergraduate and graduate courses. Revenue from tuition is recognized over time when services are rendered to the customer and we meet our obligations under the services agreement at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Revenue from tuition is recognized net of scholarships and other discounts, refunds and taxes. Other revenue is recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for the service. Other revenue is presented net of the corresponding discounts, refunds and taxes.

Most of our net revenue is derived from students who study in hubs managed by our hub partners. We enter into these partnerships through contracts with hub partners who provide support centers with infrastructure for our students. Each hub partner is responsible for rental costs and property maintenance, as well as administrative services, cleaning, local student service and infrastructure of the hubs. We typically enter into contracts with our hub partners for an initial six-month term. The contracts are automatically renewable after the first six-month period and every six months thereafter unless terminated in accordance with their terms.

Our hub partners are compensated by their respective share represented by a given percentage over the tuition fee collected by us from students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. Therefore, as hubs mature, we should experience an increase in our gross revenue (higher than the increase in tuition fees in the same period) as a result of lower tuition share allocated to our hub partners. See “Item 4. Information on the Company—B. Business Overview—Our Business—Strong Network of Hub Partners” in our 2021 Annual Report for additional information on our agreements with our hub partners.

Our digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in digital education courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes end in December. In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we generally record higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period.

A significant portion of our expenses are also seasonal. Due to the nature of our intake cycle, a significant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

As a result, we expect quarterly fluctuations in our revenue and operating results to continue. These fluctuations could result in volatility and adversely affect our performance, liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our results of operations.

Our operating results normally fluctuate as a result of seasonal variations in our business. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects” in our 2021 Annual Report.

Printer Costs; Raw Materials

We outsource the printing and binding of our educational materials. Printer costs are one of our principal costs, and printer fees are impacted by changes in the price of paper, one of the principal raw materials required to produce our educational materials. The cost of paper is generally impacted by fluctuations in the U.S. dollar/real exchange rate, and is also impacted by inflation, but not necessarily linked to a specific inflation index. Such changes in prices are reflected as inflation adjustments in the fees charged by our third-party printers, which produce our printed materials. To the extent we cannot offset the impact of printer costs by adjusting the prices of our educational materials, our margins may be negatively affected.

Principal Components of Our Results of Operations

Net Revenue

Our revenue consists primarily of tuition fees charged for digital education undergraduate courses, on-campus undergraduate courses, and continuing education courses. We also generate revenue from student fees and certain education-related activities.

Revenue from tuition fees is recognized over time when services are rendered to the customer and we satisfy our performance obligation under the contract at an amount that reflects the consideration that we expect to receive for those services. Revenue from tuition fees is recognized net of scholarships and other discounts, refunds and taxes.

Other revenue is recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration that we expect to receive for those services. Other revenue is presented net of the corresponding discounts, returns and taxes.

Joint Operations with Hub Partners

A hub is a local operating unit owned by us or by third party hub partners. Each hub partner is responsible for offering students access to audiovisual resources, a library and information technology support to enable students to take part in our digital education courses.

Our contractual agreements with each hub partner set forth the terms and conditions of the hub as a joint operation. Such contractual agreements also establish the rights of each hub partner to receive revenue from the operation of the hub and include provisions relating to expenses incurred in the operation of the hub. Accordingly, the revenue from digital education courses and related accounts receivable are recognized only up to the portion of the joint revenue to which we are entitled. We therefore record an obligation to pay hub partners under our trade payables when we receive payments of monthly tuition fees from students.

Taxes Deducted from Gross Revenue

Revenue, expenses and assets are recognized net of sales tax, except:

•	when the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable; and

•	when the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost/expense, in our statement of profit or loss.

Sales revenue in Brazil is subject to taxes and contributions, at the following statutory rates:

•	The PIS and the COFINS are contributions levied by the Brazilian federal government on gross revenue. These amounts are invoiced to and collected from our customers. Given that we are acting as tax withholding agents on behalf of the tax authorities, these amounts are recognized as deductions to gross revenue against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset amounts of PIS and COFINS which are payable. These amounts are recognized as recoverable taxes and are offset on a monthly basis against taxes payable and presented net, as the amounts are due to the same tax authority.

•	PIS and COFINS are contributions calculated on two different regimes pursuant to the applicable Brazilian tax legislation: cumulative method and non-cumulative method. The regulations applicable to PROUNI provide that the revenue from traditional and technical undergraduate courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rates of 1.65% and 7.6%, respectively.

•	ISS is a tax levied by municipalities on revenue from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. Given that we are acting as an agent collecting these taxes on behalf of municipal governments, these are recognized as deductions to gross revenue against tax liabilities. The applicable rates may vary from 2.00% to 5.00%.

•	INSS is a social security charge levied on wages paid to employees.

Cost of Services Rendered

Cost of sales consist primarily of expenses related to services of providing classes and delivering our content and technology to our students, which are mainly composed of payroll, depreciation and amortization, print expenses, freight, leases, utilities, cleaning, security and maintenance of our hubs.

Expenses

We classify our operating expenses as selling expenses, general and administrative expenses, net impairment losses on financial assets and other income and expenses. The largest component of our operating expenses is employee and labor-related expenses, which include salaries and bonuses and employee benefit expenses.

Selling expenses. Selling expenses consist primarily of expenses with personnel related to sales and marketing activities, marketing and sales expenses, as well as expenses with commercial consultants and projects.

General and administrative expenses. General and administrative expenses consist of personnel expenses related to general and administrative activities, depreciation and amortization, leases, consulting and advisory services, contingencies and maintenance of our corporate offices.

Net impairment losses on financial assets. Net impairment losses on financial assets expenses consist of provision for losses, effective losses and recovery on receivables. The allowance for expected credit losses of trade receivables are calculated on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. When the delay of receivables exceeds 365 days, the receivable is written down. Collection efforts continue even for written-off receivables and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Other expenses. The other expenses are contractual indemnities (such as insurance policies reimbursements), deductible donations and miscellaneous income and/or expense items.

Financial Income (Expenses)

Our financial income consists of interest on tuition fees paid in arrears and the financial investments yield. The interest on tuition fees paid in arrears is recognized based on the time elapsed, using the effective interest rate method. This financial income is calculated using the same effective interest rate used to calculate the recoverable amount, that is, the original rate of trade receivables.

Financial expenses include interest expenses on taxes payable in installments and other financial liabilities, including the interest accrued on accounts payable from the acquisition of subsidiaries and on lease liabilities.

Income Tax

Tax Incentives

The postsecondary education companies which we maintain are part of the PROUNI program. PROUNI provides, through Law No. 11,096, of January 13, 2005, exemption of certain federal taxes imposed on postsecondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. The following federal taxes are included in the exemption: IRPJ, CSLL, PIS and COFINS.

For additional information on PROUNI, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI)” in our 2021 Annual Report.

Current Income Taxes

Income taxes in Brazil consist of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity. The income tax payable by each entity is calculated based on the entity’s income, adjusted based on certain additions and exclusions provided for in the applicable legislation.

Current income taxes are calculated based on the criteria established in Normative Ruling No. 1,394, of September 12, 2013, issued by the Brazilian internal revenue service (Receita Federal do Brasil) in relation to the PROUNI program. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date. We periodically evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establish provisions where appropriate.

Deferred Income Taxes

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. We apply the liability method. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit against which the temporary differences and/or tax losses may be utilized will be available. Pursuant to Brazilian tax legislation, loss carry forwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes. This generally occurs when the relevant assets and liabilities relate to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different jurisdictions are generally presented separately, and not on a net basis.

Segment Reporting

We report on our operations according to the following segments, each of which represents a main line of service from which we generate revenue: (i) digital education undergraduate courses; (ii) continuing education courses, and (iii) on-campus undergraduate courses. For further information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Products and Services” in our 2021 Annual Report.

Results of Operations

Six Months Ended June 30, 2022, Compared to the Six Months Ended June 30, 2021

The following table sets forth our income statement data for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
	2022(1)	2021	Variation (%)
	(in R$ millions, except percentages)
Statement of Profit or Loss Data:
Net revenue	485.8	317.1	53.2%
Revenue from digital education undergraduate courses	399.9	259.9	53.9%
Revenue from continuing education courses	28.2	31.2	(9.8)%
Revenue from on-campus undergraduate courses	57.7	26.0	121.7%
Cost of services rendered	(183.1)	(112.6)	62.6%
Gross profit	302.8	204.6	48.0%
Selling expenses	(89.8)	(63.3)	41.9%
General and administrative expenses	(84.7)	(42.0)	101.5%
Net impairment losses on financial assets	(64.3)	(52.9)	21.6%
Net impairment losses on financial assets from digital education undergraduate courses	(53.8)	(42.6)	26.4%
Net impairment losses on financial assets from continuing education courses	(4.2)	(8.5)	(50.6)%
Net impairment losses on financial assets from on-campus undergraduate courses	(6.3)	(1.8)	245.6%
Other income, net	1.0	0.4	129.6%
Operating expenses	(237.9)	(157.8)	50.7%
Operating profit	64.9	46.8	38.8%
Financial income	29.5	17.8	65.4%
Financial expenses	(76.7)	(31.3)	145.0%
Financial results	(47.3)	(13.5)	250.2%
Profit before taxes	17.6	33.3	(47.0)%
Current income taxes	(7.6)	(17.9)	(57.3)%
Deferred income taxes	34.8	21.9	59.2%
Income taxes	27.2	4.0	582.1%
Net income for the period	44.8	37.2	20.3%

(1)	Consolidates the results of operations of UniCesumar as from its acquisition date (May 20, 2022).

Net Revenue

Net revenue for the six months ended June 30, 2022, was R$485.8 million, an increase of R$168.7 million, or 53.2%, from R$317.1 million for the six months ended June 30, 2021. This increase was attributable to increases in net revenue from digital education undergraduate courses and on-campus undergraduate courses, which was partially offset by a decrease in revenue from continuing education courses, as set forth below:

•	Revenue from digital education undergraduate courses. Revenue from digital education undergraduate courses for the six months ended June 30, 2022, was R$399.9 million, an increase of R$140.0 million, or 53.9%, from R$259.9 million for the six months ended June 30, 2021. This increase was primarily driven by the increase in the number of students enrolled in our digital education undergraduate courses due to the expansion and maturation of our operational hubs, and to an increase of 12.6% in the average monthly ticket for digital education undergraduate courses under the Uniasselvi brand in the six months ended June 30, 2022 compared to the six months June 30, 2021.

•	Revenue from continuing education courses. Revenue from continuing education courses for the six months ended June 30, 2022, was R$28.2 million, a decrease of R$3.1 million, or 9.8%, from R$31.2 million for the six months ended June 30, 2021. The decrease in revenue from continuing education courses was due to the reduction in the average duration of the graduate courses compared to the previous year, as a result of market trends.

•	Revenue from on-campus undergraduate courses. Revenue from on-campus undergraduate courses for the six months ended June 30, 2022, was R$57.7 million, an increase of R$31.7 million, or 121.7%, from R$26.0 million for the six months ended June 30, 2021. This increase was primarily attributable to the consolidation of UniCesumar in our results of operations following the closing of the UniCesumar Business Combination given that UniCesumar has significant on-campus activities. The effects of the consolidation of UniCesumar offset a decrease in our revenue in this segment of R$5.5 million in the six months ended June 30, 2022, which was primarily attributable to the ongoing shift to digital education supported by the increased number and attractiveness of digital education undergraduate courses.

Cost of Services Rendered

Cost of services rendered for the six months ended June 30, 2022, was R$183.1 million, an increase of 62.6%, from R$112.6 million for the six months ended June 30, 2021. This increase was primarily attributable to an increase of R$16.6 million in personnel costs with the hiring of new tutors to support the growth of our business, as well as an increase in depreciation of R$6.8 million driven by depreciation relating to content production, and amortization of intangible assets from the UniCesumar Business Combination in an amount of R$1.8 million, in addition to the impact of the R$39.2 million related to the consolidation of UniCesumar’s results of operations into our own. Costs of services rendered amounted to 37.7% and 35.5% of net revenue in the six months ended June 31, 2022 and 2021, respectively.

Gross Profit

As a result of the foregoing, gross profit for the six months ended June 30, 2022, was R$302.8 million, an increase of R$98.2 million, or 48.0%, from R$204.6 million for the six months ended June 30, 2021. Our gross margin (defined as gross profit divided by net revenue) decreased from 64.5% in the six months ended June 30, 2021, to 62.3% in the six months ended June 30, 2022.

Operating Expenses

Operating expenses for the six months ended June 30, 2022, were R$237.9 million, an increase of R$80.0 million, or 50.7%, from R$157.8 million for the six months ended June 30, 2021. These variations are attributable to the following:

Selling Expenses

Selling expenses for the six months ended June 30, 2022, amounted to R$89.8 million, an increase of R$26.5 million, or 41.9%, from R$63.3 million for the six months ended June 30, 2021. In addition to the impact from the consolidation of UniCesumar’s results of operations of R$6.7 million into our own, this increase was driven by an increase of R$13.3 million in online advertising costs, which are aimed primarily at attracting new students to our digital education segment. Our selling expenses were also affected by an increase in the amortization of intangible assets from the UniCesumar Business Combination in an amount of R$6.0 million related to customer relationships acquired in the business combination.

Our customer acquisition cost in the digital education undergraduate segment decreased 5.5% in the six months ended June 30, 2022, to R$343.40 per new student compared to R$363.50 per new student in the six months ended June 30, 2021.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2022, were R$84.7 million, an increase of R$42.7 million, or 101.5%, from R$42.0 million for the six months ended June 30, 2021, mainly due to an increase of R$6.9 million in personnel expenses and R$27.8 million of consultancy expenses related to integration planning and financial advisory services for the UniCesumar Business Combination in addition to the impact from the consolidation of UniCesumar’s results of operations of R$6.7 million into our own.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets for the six months ended June 30, 2022, were R$64.3 million, an increase of R$11.4 million, or 21.6%, from R$52.9 million for the six months ended June 30, 2021. On a relative basis, the margin of net impairment losses on financial assets decreased from 16.7% of net revenue in the six months ended June 30, 2021 to 13.2% of net revenue in the six months ended June 30, 2022. The increase in net impairment losses on financial assets was primarily due to the impact of the consolidation of UniCesumar’s results of operations into our own, which accounted for R$6.3 million of the overall increase, and to an increase in our net revenue of 22.2%, or R$70.5 million, from the six months ended June 30, 2021 to the six months ended June 30, 2022 (after excluding the results of UniCesumar from the date of acquisition to June 30, 2022), which resulted in an increase in the net impairment losses on financial assets. The reduction in the margin of net impairment losses was driven by the fact that UniCesumar has more effective collection procedures in place than Vitru does and therefore has a lower margin of net impairment losses, as a result of which the consolidation of UniCesumar’s results into our own led to a decrease in Vitru’s consolidated net impairment margin, as well as:

•	Net impairment losses on financial assets from digital education undergraduate courses. Net impairment losses on financial assets from digital education undergraduate courses for the six months ended June 30, 2022, were R$53.8 million, an increase of R$11.2 million, or 26.4%, from R$42.6 million for the six months ended June 30, 2021. The margin of net impairment losses on financial assets from digital education undergraduate courses decreased from 13.4% of net revenues in the six months ended June 30, 2021, to 11.1% of net revenue in the six months ended June 30, 2022. In addition to the impacts of the contribution of UniCesumar to our consolidated results, this increase was the result of an increase in the proportion of freshmen (instead of seniors) in each year (compared to the immediately preceding year) in our digital education undergraduate courses, as freshmen have historically had a higher rate of default.

•	Net impairment losses on financial assets from continuing education courses. Net impairment losses on financial assets from continuing education courses for the six months ended June 30, 2022, were R$4.2 million, a decrease of R$4.3 million, or 50.6%, from R$8.5 million for the six months ended June 30, 2021. The decrease in net impairment losses on financial assets from continuing education courses was primarily due to the decrease in our net revenue in the applicable periods. The margin of net impairment losses on financial assets from continuing education courses decreased from 27.2% of net revenues in the six months ended June 30, 2021, to 14.9% of net revenue in the six months ended June 30, 2022 as a result of the impact from the consolidation of UniCesumar results, an increase in the recovery of write-off uncollectible receivables during the year and a decrease in our organic net revenue in this segment.

•	Net impairment losses on financial assets from on-campus undergraduate courses. Net impairment losses on financial assets from on-campus undergraduate courses for the six months ended June 30, 2022, were R$6.3 million, an increase of R$4.5 million, or 245.6%, from R$1.8 million for the six months ended June 30, 2021. This increase is mainly attributable to the impact of R$3.5 million from the consolidation of UniCesumar’s results of operations into our own.

Other Income, Net

Other income, net for the six months ended June 30, 2022, was R$1.0 million, an increase of R$0.6 million, or 129.6%, from R$0.4 million for the corresponding period in 2021. This increase is attributable to the consolidation of UniCesumar’s results of operations into our own.

Operating Profit

As a result of the foregoing, operating profit for the six months ended June 30, 2022, was R$64.9 million, an increase of R$18.1 million, or 38.8%, from R$46.8 million for the six months ended June 30, 2021.

Financial Results

Financial results for the six months ended June 30, 2022, were an expense of R$47.3 million, an increase of R$33.8 million, or 250.2%, from an expense of R$13.5 million for the six months ended June 30, 2021. This increase was primarily attributable to:

•	Financial Income. Financial income for the six months ended June 30, 2022, was R$29.5 million, an increase of R$11.7 million, or 65.4%, from R$17.8 million for the six months ended June 30, 2021. This increase was primarily attributable to a R$7.7 million increase in financial investment yield due to an increase in the SELIC rate.

•	Financial Expenses. Financial expenses for the six months ended June 30, 2022, were R$76.7 million, an increase of R$45.4 million, or 145.0%, compared to the previous year. This increase was primarily attributable to a R$28.7 million increase in interest on loans as a result of the issuance of our Debentures.

Profit before Taxes

As a result of the foregoing, we recorded profit before taxes for the six months ended June 30, 2022, of R$17.6 million, a decrease of R$15.6 million, or 47.0%, compared to profit before taxes of R$33.3 million for the six months ended June 30, 2021.

Income Taxes

Income taxes for the six months ended June 30, 2022, were a credit of R$27.2 million, an increase of R$23.2 million, from a credit of R$4.0 million for the six months ended June 30, 2021. This increase was primarily attributable to the following:

•	Current Income Taxes. Current income taxes expenses for the six months ended June 30, 2022, were an expense of R$7.6 million, a decrease of R$10.2 million, or 57.3%, from an expense of R$17.9 million for the six months ended June 30, 2021. This decrease was primarily attributable to a lower taxable profit; and

•	Deferred Income Taxes. Deferred income taxes for the six months ended June 30, 2022, were a credit of R$34.8 million, an increase of R$12.9 million, or 59.2%, from a credit of R$21.9 million for the six months ended June 30, 2021. This increase was primarily attributable to the recognition of deferred tax assets on tax loss carryforwards and temporary differences and deferred income taxes related to intangible assets from the business combinations with UniCesumar.

Net Income for the Year

As a result of the foregoing, we recorded a net income for the six months ended June 30, 2022 of R$44.8 million, compared to a net income of R$37.2 million for the six months ended June 30, 2021.

Liquidity and Capital Resources

Cash Flows

As of June 30, 2022, and December 31, 2021, we had R$113.1 million and R$75.6 million in cash and cash equivalents and financial investments, respectively. We believe that our current available cash and cash equivalents and short-term investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

Six Months Ended June 30, 2022, Compared to the Six Months Ended June 30, 2021

The following table shows the generation and use of cash in the six months ended June 30, 2022 and 2021.

	For the Six Months Ended June 30,
	2022(1)	2021
	(in R$ millions)
Cash Flow Data
Net cash provided by operating activities	107.9	61.2
Net cash provided by (used in) investing activities	(2,000.0)	1.2
Net cash provided by (used in) financing activities	1,929.5	(5.1)

(1)	Consolidates the results of operations of UniCesumar as from its acquisition date (May 20, 2022).

Operating Activities

Our net cash flows from operating activities increased by 76.2% to R$107.9 million in the six months ended June 30, 2022, from R$61.2 million in the six months ended June 30, 2021, as a result of the following variations. Our profit before taxes decreased to R$17.6 million in the six months ended June 30, 2022, from R$33.3 million in the six months ended June 30, 2021. The adjustments to reconcile profit before taxes to cash provided by operating activities increased to R$182.4 million in the six months ended June 30, 2022, from R$100.4 million in the six months ended June 30, 2021, mainly as a result of R$51.1 million variation in accrued interests during the years compared.

Changes in our operating assets and liabilities were principally affected by (i) an increase of R$110.5 million in trade receivables in the six months ended June 30, 2022, compared to an increase of R$64.6 million in trade receivables in the six months ended June 30, 2021, primarily as a result of an increase in net revenue due to the expansion of our business and the impact from the consolidation of UniCesumar’s results of operations into our own; and (ii) an increase of R$30.6 million in trade payables in the six months ended June 30, 2022, from R$2.8 million in the six months ended June 30, 2021, as a result of the contribution of UniCesumar to the consolidated results.

Investing Activities

Our net cash flows provided by (used in) investing activities varied to net cash used in investing activities of R$2.0 billion in the six months ended June 30, 2022, from net cash provided by investing activities of R$1.2 million in the six months ended June 30, 2021, primarily as a result of the payments for the acquisition of interests in subsidiaries, net of cash obtained, and the impact from the consolidation of UniCesumar’s results of operations into our own.

Financing Activities

Our net cash flows provided by (used in) financing activities varied from net cash provided by financing activities of R$1,929.5 million in the six months ended June 30, 2022, compared to cash used in financing activities of R$5.1 million in the six months ended June 30, 2021. This variation was primarily due to our issuance on May 19, 2022, of two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. See “—Indebtedness” for more information.

Indebtedness

As of June 30, 2022, and December 31, 2021, our total consolidated indebtedness was R$3,120.0 million and R$311.3 million, respectively, of which (i) R$1,939.2 million and zero, respectively, consisted of obligations under our debentures, (ii) R$841.3 million and R$149.8 million, respectively, were accounts payable from the acquisition of subsidiaries, and (iii) R$333.9 million and R$161.5 million, respectively, were lease liabilities. For further information about our indebtedness, see notes 11, 14 and 16 to our unaudited interim consolidated financial statements.

Acquisitions of our Subsidiaries, including UniCesumar

On May 20, 2022, we closed our business combination with UniCesumar. The closing purchase price (subject to certain post-closing adjustments) amounted to R$3.28 billion, payable as follows: (i) 65.9% in cash on the closing date; (ii) 25.9% in stock through the issuance of 7,182,385 new common shares (5,144,383 common shares issued and delivered on the closing date and 2,038,002 common shares to be withheld for a specified term as an indemnification guarantee); and (iii) 16.0% in cash, to be paid 12 months after the closing date, as adjusted by the Brazilian Consumer Prices Index (Índice Nacional de Preços ao Consumidor Amplo) inflation rate beginning from the closing date. Other related payments may include an earn-out payment of R$1.0 million per additional medical seat approved within 36 months after closing, a performance earn-out payment of up to R$50.0 million up to two years after the closing date, and a five-year non-compete agreement with the Matos family, the former shareholders of UniCesumar, for R$180.0 million.

We completed the acquisitions of certain of our other subsidiaries in 2016 and 2017. The remaining purchase price is payable annually through 2022 (bearing interest at its original effective interest rate and as further adjusted by IPCA inflation rate). The subsidiaries, all of which we acquired from the Kroton group, are: Sociedade Educacional Leonardo da Vinci S/S Ltda., Sociedade Educacional do Vale do Itapocu S/S Ltda., FAIR Educacional Ltda. and FAC Educacional Ltda.

Loan Agreement with Santander Brasil

On April 16, 2020, we entered into a loan agreement with Banco Santander (Brasil) S.A. for R$150.0 million, with interest accruing at the CDI rate plus 3.6%. Such loan agreement matured on October 18, 2021, and it has been fully repaid. Following the start of the COVID-19 pandemic in late March 2020 and the then existing uncertainties related to the overall economic scenario, our management decided to enter into this loan agreement to safeguard any possible liquidity needs for the settlement of the then outstanding installment due in December 2021 relating to the acquisition of subsidiaries. Such installment was initially estimated at R$150 million, but the effective disbursement was R$139.5 million, due to a discount negotiated with the sellers. We settled the total amount of the loan principal on October 18, 2021, for a total amount of R$153.4 million. As of June 30, 2022 and as of the date of this Form 6-K the was no aggregate principal amount outstanding under this loan agreement.

Debentures

On May 19, 2022, our wholly owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A., or Vitru Brazil,” completed an issuance of two series of simple, secured, non-convertible debentures in an offering with restricted distribution efforts directed solely at professional investors in Brazil, in compliance with Rule 476 of the Brazilian Securities Commission (Instrução da Comissão de Valores Mobiliários). The aggregate principal amount of the debentures is R$1,950.0 million, comprised of Series 1 debentures in an amount of R$500.0 million and Series 2 debentures in an amount of R$1,450.0 million. The Series 1 debentures and the Series 2 debentures mature on May 15, 2024, and May 15, 2027, respectively.

The interest rate applicable to the debentures is equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.60% for the Series 1 debentures and 2.75% for the Series 2 debentures. If Vitru Limited does not undertake an equity offering in an amount of at least R$500.0 million within one year following the issuance, the spread on the Series 1 debentures and Series 2 debentures will increase to 2.90% and 3.20%, respectively.

The proceeds from the issuance of the Debentures were used by Vitru Brazil to pay part of the purchase price in connection with the UniCesumar Business Combination.

Vitru Brazil’s obligations under the debentures are guaranteed by certain other subsidiaries of Vitru, Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. Following completion of the UniCesumar Business Combination, Vitru Brazil will procure that UniCesumar becomes a guarantor of the debentures. Vitru Brazil’s obligations under the debentures are secured by certain collateral in accordance with Brazilian law, including the share capital of UniCesumar and certain receivables of UniCesumar from the provision of educational services. Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários is the fiduciary agent for the debentures.

Capital Expenditures

Our capital expenditures in the six months ended June 30, 2022, totaled R$25.1 million, mainly due to R$13.6 million for internal project development, R$2.2 million for software acquisitions, R$1.3 million for improvements in leased properties, R$2.9 million for furniture, equipment and facilities, R$2.4 million for refurbishments related to the accessibility and modernization of certain of our facilities and R$2.6 million for other property and equipment.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2022:

	Payments Due By Period as of June 30, 2022
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
	(in R$ millions)
Trade payables	76.7	—	—	—	76.7
Loans and financing	—	497.2	1,153.6	288.4	1,939.2
Lease liabilities	53.8	123.3	71.7	361.1	339.5
Other leases(1)	5.8	1.7	1.0	0.6	7.4
Accounts payable from acquisition of subsidiaries	841.3	—	—	—	841.3
Total	977.5	622.2	1,226.3	650.0	3,204.0

(1)	Refers to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates and Judgments” in our 2021 Annual Report and note 2 to our unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

There were no new accounting pronouncements issued in 2022 applicable to us. The recently issued and adopted amendments and interpretations did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd – Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our short-term investments and accounts payable from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit CDI rate and IPCA inflation rate.

Sensitivity Analysis

The following table demonstrates our sensitivity to a reasonably possible change in interest rates on short-term investments and accounts payable from acquisition of subsidiaries. With all variables held constant, our profit before income taxes was affected by the impact on floating interest rate as follows as of June 30, 2022:

					Increase / Decrease in Interest Rate
	Balance as of June 30, 2022	Index - % per Year	Probable Scenario	Risk	Possible Scenario 25%	Remote Scenario 75%
	(in R$ millions, except as otherwise indicated)
Short-term investments	147.7	100% CDI – 8.69%	12.8	Decrease	9.6	3.2
Trade receivables	271.3	IPCA – 11.88%	5.8	Decrease	4.4	1.5
Accounts payable from acquisition of subsidiaries	841.3	IPCA – 11.88%	99.9	Increase	124.9	174.9

In the table above, the probable scenario reflects the closing rates of the fixed interest yield and inflation indices at year-end. The possible scenario projects a variation of 25% in CDI and IPCA rates and the remote scenario projects a variation of 75% in these rates, including both increases and decreases in each case, which are considered to be the largest hypothetical losses resulting from this risk factor.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from our exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Customer credit risk is managed by us based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See note 4 to our unaudited interim condensed financial statements and note 5 to our audited financial statements for additional information on our trade receivables.

Credit risk from balances with banks and financial institutions is managed by our treasury department in accordance with our policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

Our maximum exposure to credit risk for the components of the statement of financial position as of June 30, 2022, and December 31, 2021, 2020 and 2019 is the carrying amounts of our financial assets.

Liquidity Risk

Our management has responsibility for monitoring liquidity risk. In order to achieve our objective, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for suppliers, operating expenses, labor and social obligations and accounts payable from acquisition of subsidiaries.

See “—Liquidity and Capital Resources” and “—Tabular Disclosure of Contractual Obligations” in this Form 6-K and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our 2021 Annual Report.

Foreign Exchange Risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance results (income and/or costs and expenses). Our exposure to foreign exchange risks relates to a portion of our cash and cash equivalents. Our income before income taxes is affected by changes in exchange rates as the latter may result in increases or decreases in our cash and cash equivalents.

The following table demonstrates our sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents.

				Depreciation of exchange rate
	Balance as of June 30, 2022	Currency	Current Exchange Rate	Probable Scenario	Possible Scenario - Exchange Rate Variation 25%	Remote Scenario - Exchange Rate Variation 75%
	(in R$ millions, except as otherwise indicated)
Cash and cash equivalents	19.8	US$	5.2380	0.4	5.0	14.9

(i)	Value at risk, or VaR, is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given confidence level), given normal market conditions, in a set time period such as a day. The probable scenario provides a 99% confidence level over a period of one day.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unicesumar

The following discussion of UniCesumar’s financial condition and results of operations should be read in conjunction with UniCesumar’s audited financial statements as of and for the years ended December 31, 2021 and 2020 and the notes thereto.

The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Special Note on Forward-Looking Statements” included elsewhere in this Form 6-K and “Risk Factors” included in our 2021 Annual Report.

Overview of UniCesumar

Vitru completed the UniCesumar Business Combination on May 20, 2022, creating a growing player in the post-secondary digital education market and the largest player in terms of digital education enrolled students in Brazil according to the most recent INEP data available.

UniCesumar was founded in 1989 by a group of teachers led by Professor Wilson de Matos Silva and has become one of the 10 largest education groups in Brazil by number of students, according to the 2020 Postsecondary Education Census by the INEP. UniCesumar is a complete educational platform with three verticals: (i) digital education courses, (ii) continuing education courses, and (iii) on-campus education courses.

As of December 31, 2021, UniCesumar had approximately 356,100 enrolled students. From 2016 to 2020, the number of students enrolled with UniCesumar grew at a CAGR of 42.6%, according to the data from the Postsecondary Education Census by the INEP. UniCesumar has been able to grow at scale while maintaining a high-quality education value proposition for its student base and has achieved an IDD of 3.00, which is 9% above the private digital education market’s average.

The following is a summary of UniCesumar’s key financial highlights:

	For the Year Ended December 31,
	2021	2020	Variation
	(in R$ millions, except percentages)
Net revenue	741.5	610.0	21.6%
Gross profit	566.9	460.7	23.1%
Profit for the period	204.5	190.7	7.2%
Gross margin(1)	76.5%	75.5%	1.0	p.p.
Net margin(2)	27.6%	31.3%	(3.7)	p.p.

(1)	Calculated by dividing gross profit by net revenue.

(2)	Calculated by dividing profit for the period by net revenue.

Number of Hubs

UniCesumar has also expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last years. The number of hubs is one of the drivers that enable them to increase their base of enrolled students. UniCesumar operates five international hubs, located in Dubai, Switzerland, the United Kingdom, the United States and Japan.

UniCesumar’s network consisted of 1,007 and 745 hubs across all Brazilian states, as of December 31, 2021 and December 31, 2020, 679 hubs as of December 31, 2019, 502 hubs as of December 31, 2018 and 277 hubs as of December 31, 2017, representing a CAGR of 46.9% from 2017 to 2021.

The following table sets forth the number of hubs of UniCesumar as of the end of the periods presented.

	As of December 31,
	2021	2020	2018	2017	2016
Number of Hubs	1,007	745	679	502	277

Maturation Index

As is the case with Vitru, we believe that the number of students per hub in each cohort is a useful measure of hub maturation and the ramp-up of a hub’s operations as the hub attracts and maintains new students from its digital education undergraduate courses.

Applying a similar maturation index to Vitru’s, UniCesumar’s maturation index can be calculated as the actual number of students per hub not yet considered mature (which Vitru calls “expansion hubs”) divided by the number of students which we expect such hub to achieve once it has matured (i.e., the weighted average of students UniCesumar expects to achieve as of the maturity of the same hubs). The index comprises all expansion hubs as of the end of each period, and it can therefore decrease in a given quarter if new expansion hubs are opened.

As of December 31, 2021, 89.4% of UniCesumar’s 1,007 hubs were still ramping up and the current maturation index of these expansion hubs was only 38.0%, which shows significant potential for growth. We estimate that a typical UniCesumar hub reaches its full capacity in terms of number of students (and is therefore deemed to be mature) after seven or eight years of operations.

	For the Year Ended December 31,
	2021	2020	2019
Theoretical maturation index	38.0%	39.2%	28.7%

Tuition

We believe the total amount of tuition UniCesumar charges (which is the sum of UniCesumar’s gross revenue and the hub partners’ portion less other academic revenue less cancellations), considering only UniCesumar’s digital education undergraduate business, is a useful indicator to show UniCesumar’s growth and maturation of hubs.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(in R$ millions)
Tuition (net of cancellations)	665.9	509.8	412.3

Factors Affecting UniCesumar’s Results of Operations

Brazilian Macroeconomic Environment

The majority of UniCesumar’s operations are located in Brazil. As a result, UniCesumar’s revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. UniCesumar’s operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the years indicated.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,
	2022	2021	2020	2019
Real growth in gross domestic product	N/A	4.6%	(3.9)%	1.2%
Inflation (IGP-M)(1)	8.2%	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	5.5%	10.1%	4.5%	4.3%
CDI interest rate(3)	5.40%	4.40%	2.77%	5.97%
SELIC(4)	13.25%	9.25%	2.00%	4.50%
Period-end exchange rate—reais per US$1.00(5)	R$5.238	R$5.581	R$5.197	R$4.031
Average exchange rate—reais per US$1.00(6)	R$5.078	R$5.396	R$5.158	R$3.946
Depreciation of the real vs. US$ in the period(7)	6.1%	7.4%	(28.9)%	(4.0)%
Unemployment rate(8)	10.5%	13.5%	13.5%	12.1%

Source: FGV, IBGE, Brazilian Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.

(4)	The SELIC rate is the base interest rate (Sistema Especial de Liquidação e Custódia) in Brazil.

(5)	Annual rate at the end of the period.

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the U.S.$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(8)	Average unemployment rate for period as measured by the IBGE.

Inflation directly affects most of UniCesumar’s current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA. For instance, UniCesumar’s most important cost component is payroll expenses, which accounted for 55.7%, 58.9% and 52.9% of UniCesumar’s total costs and expenses in the years ended December 31, 2021, 2020 and 2019, respectively, and is clearly impacted by inflation rates. Historically, inflation has been offset by UniCesumar’s ability to adjust its tuition fees in rates that are typically above the variation of inflation indexes, due mostly to the increase in the content density and complexity over the course; however, this may not necessarily continue to be the case in the future. UniCesumar’s financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of UniCesumar’s financial investments.

The recent economic instability in Brazil, the deterioration of the political environment and the COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy, and had a significant effect on economic conditions in 2020, 2021 and early 2022. Business operations across Latin America, Asia, Europe and the United States are being affected with factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions have impacted businesses generally. We cannot predict when or whether economic conditions will stabilize. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2022. Brazilian GDP increased by 4.6% in 2021 but is expected to increase by 1.5% in 2022 according to the Brazilian federal government.

Revenue Recognition and Seasonality

UniCesumar’s net revenue consists primarily of tuition fees charged for UniCesumar’s undergraduate and graduate courses. Revenues from tuition fees are recognized over time when services are rendered to the customer and UniCesumar satisfies its performance obligations under the contract at an amount that reflects the consideration to which UniCesumar expects to be entitled in exchange for those services. Revenues from tuition fees are recognized net of scholarships and other discounts, refunds and taxes. Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which UniCesumar expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, refunds and taxes.

Most of UniCesumar’s net revenue is derived from students who study in hubs managed by UniCesumar’s hub partners and the medicine course. UniCesumar enters into these partnerships through contracts with hub partners who provide support centers with infrastructure for UniCesumar’s students. Each hub partner is responsible for rental costs, property maintenance, local media and trade marketing as well as administrative services, cleaning, local student service and infrastructure of the hubs. UniCesumar typically enters into contracts with UniCesumar’s hub partners for an initial three-year term for new partners and a five-year term for old partners. The contracts are automatically renewable for incremental six-month periods thereafter unless terminated in accordance with their terms.

UniCesumar’s hub partners are remunerated by their respective share of the tuition and services fees collected by UniCesumar from its students. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student in the service agreement. This percentage is equal across all UniCesumar’s partnership agreements and varies in accordance with the type of course the student is enrolled in.

UniCesumar’s digital education undergraduate courses are structured in 10-week modules. This enables students to enroll in digital education courses twice during a semester. Despite this flexibility, UniCesumar generally experiences a higher number of enrollments in digital education courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, UniCesumar generally experiences a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. This is due to the high school calendar in Brazil in which classes end in December. In order to attract and encourage potential new students to enroll in UniCesumar’s undergraduate courses later in the semester, UniCesumar often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, UniCesumar generally records higher revenue in the second and fourth quarters of each year. Revenue is also higher later in the semester due to lower dropout rates during that same period.

A significant portion of UniCesumar’s expenses are also seasonal. Due to the nature of UniCesumar’s intake cycle, which happens throughout the year, it incurs significant selling and marketing expenses to cover costs in connection with the first semester intake, which in Brazil is typically in December, January and February.

As a result, UniCesumar expects quarterly fluctuations in UniCesumar’s revenues and operating results to continue. These fluctuations could result in volatility and adversely affect UniCesumar’s performance, liquidity and cash flows. As UniCesumar’s business grows, these seasonal fluctuations may become more pronounced. As a result, UniCesumar believes that past quarterly comparisons of UniCesumar’s financial results may not provide an accurate assessment of UniCesumar’s results of operations in the future.

Principal Components of UniCesumar’s Results of Operations

The following is a summary of the principal components of UniCesumar’s results of operations.

Net Revenue

UniCesumar’s revenue consists primarily of tuition fees charged for digital education undergraduate courses, on-campus undergraduate courses, and continuing education courses. UniCesumar also generates revenue from student fees and certain education-related activities.

Revenue from tuition fees is recognized over time when services are rendered to the customer and UniCesumar satisfies its performance obligation under the agreement at an amount that reflects the consideration that UniCesumar expects to receive for those services. Revenues from tuition fees are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration that UniCesumar expects to receive for those services. Other revenues are presented net of the corresponding discounts, returns and taxes.

Joint Operations with Hub Partners

A hub is a local operating unit owned by UniCesumar or by third-party hub partners. Each hub partner is responsible for offering students access to audiovisual resources, a library and information technology support to enable students to take part in UniCesumar’s digital education courses.

UniCesumar’s contractual agreements with each hub partner set forth the terms and conditions of the hub as a joint operation. Such contractual agreements also establish the rights of each hub partner to receive revenues from the operation of the hub and include provisions relating to expenses incurred in the operation of the hub. Accordingly, the revenue from digital education courses and related accounts receivable are recognized only up to the portion of the joint revenue to which UniCesumar is entitled. UniCesumar therefore records an obligation to pay hub partners under UniCesumar’s trade payables when UniCesumar receives payments of monthly tuition fees from students.

Taxes Deducted from Gross Revenue

Revenues, expenses and assets are recognized net of sales tax, except:

•	when the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable; and

•	when the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost/expense, in UniCesumar’s statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•	The PIS and the COFINS are contributions levied by the Brazilian federal government on gross revenues. These amounts are invoiced to and collected from UniCesumar’s customers. Given that UniCesumar is acting as a tax withholding agent on behalf of the tax authorities, these amounts are recognized as deductions to gross revenue against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset the amounts of PIS and COFINS which are payable. These amounts are recognized as recoverable taxes and are offset on a monthly basis against taxes payable and presented net, as the amounts are due to the same tax authority.

•	PIS and COFINS are contributions calculated on two different regimes pursuant to the applicable Brazilian tax legislation: cumulative method and non-cumulative method. The regulations applicable to PROUNI provide that the revenue from traditional and technical undergraduate courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rates of 1.65% and 7.6%, respectively.

•	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to UniCesumar’s customers for the services UniCesumar renders. Given that UniCesumar is acting as an agent collecting these taxes on behalf of municipal governments, these are recognized as deductions to gross revenue against tax liabilities. The applicable rate is 2.00%. As a result of UniCesumar’s participation in the Municipal Scholarship Program (Programa Municipal de Bolsas de Estudo, or PROMUBE), it benefited from tax exemptions until April 2021. PROMUBE was established in 2006, through Law No. 7,359, of December 20, 2006. Its purpose is to provide full and partial scholarships in undergraduate courses and sequential courses (cursos sequenciais) in private educational institutions located in Maringá to students who meet socio-economic criteria and that have lived in Maringá for at least two years. It has been suspended since April 2021, pending an update to the legislation and regulations of the program. No assurance can be given that UniCesumar will benefit from these tax exemptions going forward.

•	INSS is a social security charge levied on wages paid to employees.

Cost of Services and Sales

Cost of services and sales consist primarily of expenses related to providing classes and delivering UniCesumar’s content and technology to UniCesumar’s students, which are mainly comprised of payroll, depreciation and amortization, print expenses, freight, leases, utilities, cleaning, security and maintenance of UniCesumar’s hubs.

Expenses

UniCesumar classifies UniCesumar’s operating expenses as selling expenses, general and administrative expenses, net impairment losses on financial assets and other income and expenses. The largest component of UniCesumar’s operating expenses is employee- and labor-related expenses, which include salaries and bonuses and employee benefit expenses.

Selling expenses. Selling expenses consist primarily of expenses with personnel related to sales and marketing activities, marketing and sales expenses, as well as expenses with commercial consultants and projects.

General and administrative expenses. General and administrative expenses consist of personnel expenses related to general and administrative activities, depreciation and amortization, leases, consulting and advisory services, leases, contingencies and maintenance of UniCesumar’s corporate offices.

Net impairment losses on financial assets. Net impairment losses on financial assets expenses consist of the provision for losses, effective losses and recovery on receivables. The allowance for expected credit losses of trade receivables are calculated on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance.

Other expenses. The other expenses are contractual indemnities (such as insurance policies reimbursements), deductible donations and miscellaneous income and/or expense items.

Financial Income (Expenses)

UniCesumar’s financial income consists of interest on tuition fees paid in arrears and the financial investments yield. The interest on tuition fees paid in arrears is recognized based on the time elapsed, using the effective interest rate method. This financial income is calculated using the same effective interest rate used to calculate the recoverable amount, that is, the original rate of trade receivables.

Financial expenses include interest expenses on taxes payable in installments and other financial liabilities, including the interest accrued on accounts payable from the acquisition of subsidiaries and on lease liabilities.

Income Tax

Tax Incentives

The postsecondary education companies UniCesumar maintains are part of the PROUNI program. PROUNI provides, through Law No. 11,096, of January 13, 2005, exemption of certain federal taxes imposed to postsecondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. The following federal taxes are included in the exemption: IRPJ, CSLL, PIS and COFINS.

For additional information on PROUNI, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI)” of our 2021 Annual Report.

Current Income Taxes

Income taxes in Brazil consist of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis. The income tax payable by each entity is calculated based on the entity’s income, adjusted based on certain additions and exclusions provided for in the applicable legislation.

Current income taxes were calculated based on the criteria established in a normative instruction issued by the Brazilian internal revenue service (Receita Federal do Brasil) in relation to the PROUNI program. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date. UniCesumar periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation, and establishes provisions where appropriate.

Deferred Income Taxes

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. UniCesumar applies the liability method. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit against which the temporary differences and/or tax losses may be utilized will be available. Pursuant to Brazilian tax legislation, loss carry forwards can be used to offset up to 30.0% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes. This generally occurs when the relevant assets and liabilities relate to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different jurisdictions are generally presented separately, and not on a net basis.

Credit Losses on Trade Receivables

UniCesumar recognizes an allowance for expected credit losses, or ECLs, for trade receivables applying a simplified approach in calculating ECLs. As a result, UniCesumar do not track changes in credit risk, but rather recognize an allowance for doubtful accounts based on lifetime ECLs at each reporting date. UniCesumar has established a provision matrix that is based on UniCesumar’s historical credit losses, adjusted for forward-looking factors specific to the debtors and the economic environment. In certain cases, however, UniCesumar may also consider a financial asset to be in default when internal or external information indicates that UniCesumar is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. The information about UniCesumar’s allowance for expected credit losses is disclosed in note 3.(c) to UniCesumar’s audited financial statements.

Provision for Contingencies

UniCesumar is a party to proceedings at judicial and administrative levels, as disclosed in note 20 to UniCesumar’s audited financial statements. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, and additional exposures identified based on new matters or court decisions.

Lease Term of Contracts with Renewal Options

UniCesumar determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

UniCesumar has the option, under some of UniCesumar’s leases to lease the assets for additional terms. UniCesumar applies judgments in evaluating whether it is reasonably certain to exercise the option to renew. That is, UniCesumar considers all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, UniCesumar reassesses the lease term if there is a significant event or change in circumstances that is within UniCesumar’s control and affects UniCesumar’s ability to exercise (or not to exercise) the option to renew (for example, a change in business strategy).

Incremental Lease Rate

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment and with similar terms and conditions.

To determine the incremental borrowing rate, we:

•	where possible, use recent third-party financing received as a starting point, adjusted to reflect changes in financing conditions since the third-party financing was received;

•	use a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by UniCesumar, which does not have recent third-party financing; and

•	make adjustments specific to the rate, such as term, country, currency, and security.

Results of Operations of UniCesumar

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table sets forth UniCesumar’s results of operations for the year ended December 31, 2021 and 2020:

	For the Years Ended December 31,
	2021	2020	Variation (%)
	(in R$ millions, except percentages)
Net Revenue	741.5	610.0	21.6%
Cost of services and sales	(174.6)	(149.4)	16.9%
Gross Profit	566.9	460.7	(55.6)%
Operating expenses
Selling expenses	(65.9)	(47.6)	38.4%
Net impairment losses on financial assets	(40.1)	(20.4)	97.0%
General and administrative expenses	(248.1)	(194.8)	27.4%
Other operating income, net	2.5	3.2	(22.0)%
Operating profit before finance result	215.3	201.1	7.1%
Finance result, net
Finance income	16.5	9.6	71.0%
Finance expenses	(13.3)	(12.2)	8.9%
Profit before income tax and social contribution	218.5	198.5	10.0%
Income tax and social contribution	(14.0)	(7.8)	79.6%
Profit for the year	204.5	190.7	7.2%

Net Revenue

Net revenue for the year ended December 31, 2021, was R$741.5 million, an increase of R$131.5 million, or 21.6%, from R$610.0 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in net revenue from digital education undergraduate courses due to an increase in the number of students and on-campus undergraduate courses primarily as a result of the maturation of medical seats.

Cost of Services and Sales

Cost of services and sales for the year ended December 31, 2021 was R$174.6 million, an increase of R$25.2 million, or 16.9%, from R$149.4 million for the year ended December 31, 2020. This increase was primarily attributable to the increase in payroll expenses, increased use of laboratory materials, and increased of expenses with teaching materials (due to the easement of restrictions related to the COVID-19 pandemic).

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2021 was R$566.9 million, a decrease of R$106.2 million, or 23.1%, from R$460.7 million for the year ended December 31, 2020.

Selling Expenses

Selling expenses for the year ended December 31, 2021 amounted to R$65.9 million, an increase of R$18.3 million, or 38.4%, from R$47.6 million for the year ended December 31, 2020. This increase was primarily attributable to increased expenses with advertising on Facebook and Google, as well as with in-person events such as sales conventions, teachers’ day parties, employee events and students welcome week events, among others.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets for the year ended December 31, 2021 were R$40.1 million, an increase of R$19.8 million, or 97.0%, from R$20.4 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in UniCesumar’s provisions for net impairment losses and an increase in write-offs of invoices related to the governmental student financing program (Fundo de Financiamento Estudantil). As a result, the margin of net impairment losses on financial assets increased from 3.3% of net revenue in the year ended December 31, 2020 to 5.4% of net revenue in the year ended December 31, 2021.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were R$248.1 million, an increase of R$53.3 million, or 27.4%, from R$194.8 million for the year ended December 31, 2020. This increase was primarily attributable to increased payroll expenses, third-party services, electricity consumption and travel (due to the easement of restrictions related to the COVID-19 pandemic) in 2021.

Other Operating Income, Net

UniCesumar recorded other operating income, net of R$2.5 million for the year ended December 31, 2021, a decrease of R$0.7 million, or 22.0% compared to other operating expenses, net of R$3.2 million for the corresponding period in 2020. This variation was primarily attributable to the loss on sale or disposal of property and equipment in an amount of R$2.3 million in the year ended December 31, 2021, offset by an increase in other revenues driven by the resumption of on-campus teaching following a relaxation of the restrictive measures imposed to suppress the COVID-19 pandemic in 2021.

Operating Profit Before Finance Result

As a result of the foregoing, UniCesumar recorded operating profit before finance result of R$215.3 million for the year ended December 31, 2021, an increase of R$14.2 million, or 7.1%, compared to operating profit before finance result of R$201.1 million for the year ended December 31, 2020.

Finance Income

Finance income for the year ended December 31, 2021 was R$16.5 million, an increase of R$6.8 million, or 71.0%, from R$9.6 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in income from financial investments as well as an increase of interest and late payment penalties related to monthly tuition fees.

Financial Expenses

Finance expenses for the year ended December 31, 2021 were R$13.3 million, an increase of R$1.1 million, or 8.9%, from R$12.2 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in discounts granted, and an increase in credit and collection expenses for the year ended December 31, 2021.

Profit Before Income Tax and Social Contribution

As a result of the foregoing, UniCesumar recorded profit before income tax and social contribution for the year ended December 31, 2021 of R$218.5 million, an increase of R$19.9 million, or 10.0%, compared to profit before income tax and social contribution of R$198.5 million for the year ended December 31, 2020.

Income Tax and Social Contribution

Income tax and social contribution for the year ended December 31, 2021 was an expense of R$14.0 million, an increase of R$6.2 million, or 79.6%, from an expense of R$7.8 million for the year ended December 31, 2020. This increase was primarily attributable to an increase in taxable profit.

Profit for the Year

As a result of the foregoing, UniCesumar recorded a profit for the year ended December 31, 2021 of R$204.5 million, an increase of R$13.8 million, or 7.2%, compared to a profit for the year of R$190.7 million for the year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, UniCesumar had R$82.2 million in cash and cash equivalents. UniCesumar believes that its current available cash and cash equivalents and the cash flows from its operating activities will be sufficient to meet its working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

Cash Flows

	For the Year ended December 31,
	2021	2020
	(in R$ millions)
Cash Flow Data
Net cash provided by operating activities	209.7	192.0
Net cash used in investing activities	(34.1)	(59.0)
Net cash used in financing activities	(222.4)	(30.8)

Operating Activities

UniCesumar’s net cash used in operating activities increased by R$17.7 million, or 9.2%, from R$192.0 million provided by operating activities in the year ended December 31, 2020 to R$209.7 million in the year ended December 31, 2021, primarily due to an increase in our profit before taxes, from R$198.5 million in the year ended December 31, 2020 to R$218.5 million in the year ended December 31, 2021.

Investing Activities

UniCesumar net cash used in investing activities decreased by R$24.9 million, or 42.2%, from R$59.0 million used in investing activities in the year ended December 31, 2020 to R$34.1 million in the year ended December 31, 2021, primarily due to a decrease in construction projects in progress, from R$44.4 million in the year ended December 31, 2020 to R$7.2 million in the year ended December 31, 2021. In the year ended December 31, 2021, UniCesumar also received R$1.9 million in cash from the sale of property and equipment.

Financing Activities

UniCesumar’s net cash used in financing activities increased by R$191.7 million, or 622.7%, from R$30.8 million used in financing activities in the year ended December 31, 2020 to R$222.4 million in the year ended December 31, 2021, primarily due to a financing agreement in the amount of R$40.0 million entered into with Itaú Unibanco S.A. Furthermore, the dividends paid to UniCesumar’s quotaholders increased from R$62.0 million in the year ended December 31, 2020 to R$180.2 million in the year ended December 31, 2021.

As of December 31, 2021 and 2020, UniCesumar had R$82.2 million and R$129.0 million in cash and cash equivalents, respectively.

Indebtedness

As of December 31, 2021 and 2020, UniCesumar’s total consolidated indebtedness was R$5.1 million and R$43.9 million, respectively, of which the majority was related to working capital loans.

The following is a breakdown of UniCesumar’s indebtedness:

	Outstanding Balance
	As of December 31, 2021	As of December 31, 2020
	(in R$ millions)
Borrowings	0.2	39.8
Leases	4.9	4.1
Total	5.1	43.9

Loan Agreement (Cédula de Crédito Bancário) between UniCesumar and Itaú Unibanco S.A.

On May 7, 2020, UniCesumar entered into a Loan Agreement with Itaú Unibanco S.A. for R$40 million and the maturity date is May 3, 2024, with an interest rate equal to the Brazilian daily interbank deposit rate (depósito interfinanceiro), plus 3.19%. The loan agreement is secured by a fiduciary assignment of credit rights of the debtor to the amount of 40% of the principal. The loan is guaranteed, with joint and several liability, by Wilson de Matos Silva, Wilson de Matos Silva Filho and Claudio Ferdinandi. UniCesumar borrowed R$40 million under this loan agreement in May 2020 and repaid the amounts due under this loan agrement in December 2021. As of December 31, 2021, the was no amount oustanding under this loan agreement.

For further information about UniCesumar’s indebtedness, see note 15 to UniCesumar’s audited financial statements.

Capital Expenditures

In the years ended December 31, 2021 and 2020, UniCesumar made capital expenditures of R$36.0 million and R$60.3 million respectively. UniCesumar’s capital expenditures in the year ended December 31, 2021 totaled R$33.1 million in purchases of property and equipment and R$3.0 million in purchases of intangible assets. UniCesumar’s capital expenditures in the year ended December 31, 2020 totaled R$51.7 million in purchases of property and equipment and R$8.6 million in purchases of intangible assets.

UniCesumar’s capital expenditures in the years ended December 31, 2021 and 2020 mainly related to the construction in progress of the Curitiba campus and the second phase of expansion of the Ponta Grossa unit. UniCesumar has funded these capital expenditures out of its results of operations and indebtedness.

Tabular Disclosure of Contractual Obligations

The following is a summary of UniCesumar’s contractual obligations as of December 31, 2021:

	Payments Due by Period as of December 31, 2021
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in R$ thousands)
Trade payables	38.6	—	—	—	38.6
Borrowings	—	0.1	—	—	0.1
Lease liabilities	2.0	1.5	2.0	—	4.9
Total	40.6	1.6	2.0	—	43.6

Off-Balance Sheet Arrangements

As of December 31, 2021, UniCesumar did not have any off-balance sheet arrangements.

Critical Accounting Estimates

UniCesumar’s consolidated financial statements are prepared in accordance with IFRS. In preparing its audited consolidated financial statements, UniCesumar makes assumptions, judgments and estimates that can have a significant impact on amounts reported in its consolidated financial statements. UniCesumar base these assumptions, judgments and estimates on historical experience and various other factors that UniCesumar believes to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. UniCesumar regularly reevaluates its assumptions, judgments and estimates. UniCesumar’s significant accounting policies are described in note 3 to UniCesumar’s audited financial statements.

Recent Accounting Pronouncements

There were no new accounting pronouncements issued in 2022 applicable to UniCesumar. The recently issued and adopted amendments and interpretations did not have any impact on the amounts recognized in prior periods, and are not expected to significantly affect the current or future periods.

Quantitative and Qualitative Disclosure About Market Risk

UniCesumar’s activities expose it to a variety of financial risks: market risk (including cash flow or fair value interest rate risk), credit risk and liquidity risk. UniCesumar’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse impacts on UniCesumar’s financial performance. UniCesumar does not use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by UniCesumar’s central treasury department. UniCesumar’s treasury identifies, evaluates and hedges financial risks. The Board of Directors establishes principles for risk management, as well as for other specific areas.

See note 4 to UniCesumar’s audited financial statements for additional information.

Market Risk

UniCesumar’s interest rate risk arises from short- and long-term borrowings and financial investments, substantially linked to the floating rates of the CDI rate.

UniCesumar analyzes its interest rate exposure on a dynamic basis. Scenarios are analyzed taking into consideration refinancing and renewal of existing positions. Based on this analysis, UniCesumar monitors the risk of significant variation in the interest rate and calculates the impact on profit or loss.

Credit Risk

Credit risk is managed on a centralized basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and other financial institutions, as well as credit exposures to customers, including outstanding receivables.

UniCesumar’s sales policy considers the credit risk level it is willing to accept in the course of its business. Enrollment for the next school period is blocked whenever a student is in default with the institution. The broad diversification of the receivables portfolio, the selectivity in accepting students, as well as the follow-up of maturities, are procedures adopted in order to minimize issues arising from default on accounts receivable.

UniCesumar maintains a provision for impairment of trade receivables to address credit risk. This credit analysis evaluates the credit quality of students, taking into account the payment history, the period of the relationship with the institution and a credit analysis (using the databases of institutions such as SPC Brasil and Serasa Experian, two Brazil-focused credit reporting companies).

Liquidity Risk

Liquidity risk is the risk of UniCesumar not having sufficient liquid funds to meet its financial commitments, due to the mismatch of terms or volume in expected receipts and payments. To manage liquidity of cash, assumptions for future disbursements and receipts are determined, and these are monitored daily by the treasury area.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our short-term investments and accounts payable from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit CDI rate and IPCA inflation rate.

Sensitivity Analysis

The following table demonstrates our sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financings and lease liabilities. With all variables held constant, our profit before income taxes was affected by the impact on floating interest rate as follows as of December 31, 2021:

					Increase / Decrease in Interest Rate
	Balance as of December 31, 2021	Index - % per Year	Probable Scenario	Risk	Possible Scenario 25%	Remote Scenario 75%
	(in R$ millions, except as otherwise indicated)
Borrowings	0.6	100% CDI – 8.69%	0.05	Increase	0.06	0.09

In the tables above, the probable scenario reflects the closing rates of the fixed interest yield and inflation indices at year-end. The possible scenario projects a variation of 25% in CDI and IPCA rates and the remote scenario projects a variation of 75% in these rates, including both increases and decreases in each case, which are considered to be the largest hypothetical losses resulting from this risk factor.

Item 2

Unaudited Interim Financial Statements as of and for the six months ended June 30, 2022 of CESUMAR – Centro de Ensino Superior de Maringá Ltda.

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim financial information at
June 30, 2022

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim balance sheet as at

All amounts in thousands of reais

Assets	June 30, 2022	December 31, 2021	Liabilities and equity	June 30, 2022	December 31, 2021

Current assets			Current liabilities
Cash and cash equivalents (Note 5)	91,254	82,184	Borrowings	-	155
Trade receivables (Note 6)	62,784	58,186	Trade payables (Note 14)	27,331	38,593
Advances (Note 7)	39,624	31,608	Obligations and social charges (Note 15)	39,372	27,241
Inventories (Note 10)	5,469	6,425	Taxes payable (Note 16)	7,682	9,246
Prepaid expenses	1,831	574	Related parties (Note 8)	44,697	27
Recoverable taxes (Note 9)	4,062	3,452	Lease liabilities (Note 13)	23,774	2,049
Other assets	435	755	Dividends (Note 18)	30,000	-
	205,458	183,184	Other payables (Note 14)	21,820	34,703
Non-current assets held for sale and				194,676	112,013
distribution to owners (Note 24)	-	173,874
	205,458	357,058

Non-current assets			Non-current liabilities
Trade receivables (Note 6)	22,739	19,915	Borrowings	-	57
Related parties (Note 8)	-	1,480	Lease liabilities (Note 13)	148,996	2,875
Advances (Note 7)	26,971	67,858	Provision for civil, labor and tax contingencies (Note 17)	12,865	12,115
Other assets	2,422	1,834	Other payables (Note 14)	1,243	2,600
Deferred taxes (Note 23)	17,993	16,919		163,104	17,646

			Equity (Note 18)
Property and equipment (Note 11)	78,236	69,606	Share Capital	58,500	214,761
Leases - right of use (Note 13)	170,014	4,662	Capital reserve	39,548	39,548
Intangible assets (Note 12)	11,554	11,550	Retained earnings	79,558	166,914

	329,929	193,824		177,606	421,223

Total assets	535,387	550,882	Total liabilities and equity	535,387	550,882

The accompanying notes are an integral part of these condensed interim financial information.

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Condensed interim statement of income

Six-month period ended June 30

All amounts in thousands of reais

Statement of income	2022	2021

Continuing operations
Net revenue (Note 19)	444,126	356,266
Cost of services and sales (Note 21)	(104,106)	(82,246)

Gross profit	340,020	274,020

Operating expenses
Selling expenses (Note 21)	(28,730)	(27,725)
Net impairment losses on financial assets (Note 6 and Note 7)	(18,313)	(12,063)
General and administrative expenses (Note 21)	(148,051)	(105,126)
Other operating loss, net (Note 20)	(86,284)	(595)

Operating profit before finance result	58,643	128,511

Finance result, net (Note 22)
Finance income	10,182	6,810
Finance costs	(8,252)	(6,539)

	1,930	272

Profit before income tax and social contribution	60,572	128,782

Income tax and social contribution (Note 23)	(2,975)	(5,962)

Profit for the period	57,597	122,820

The accompanying notes are an integral part of these condensed interim financial information.

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Condensed interim statement of comprehensive income

Six-month period ended June 30

All amounts in thousands of reais

	2021	2020

Profit for the period	57,597	122,820
Other comprehensive income	-	-

Total comprehensive income for the period	57,597	122,820

The accompanying notes are an integral part of these condensed interim financial information.

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Condensed interim statement of changes in equity

All amounts in thousands of reais

		Reserves
	Share			Retained
	Capital	Donations	Capital	earnings	Total

At December 31, 2020	58,500	11	39,537	357,515	455,563

Profit for the period				122,820	122,820
Dividends distributed				(9,624)	(9,624)

At June 30, 2021	58,500	11	39,537	470,711	568,759

At December 31, 2021	214,761	11	39,537	166,914	421,223

Spin-off (Note 18 (e))	(156,261)			(204)	(156,465)
Profit for the period				57,597	57,597
Dividends distributed				(144,750)	(144,750)

At June 30, 2022	58,500	11	39,537	79,557	177,606

The accompanying notes are an integral part of these condensed interim financial information.

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Condensed interim statement of cash flows at June 30

All amounts in thousands of reais unless otherwise stated

	2021	2020
Cash flows from operating activities

Profit before income tax and social contribution	60,572	128,782

Adjustments for:
Depreciation and amortization (Note 23)	9,273	10,694
Depreciation of right-of-use assets (Note 15)	1,803	1,014
Loss on disposal of property and equipment (Note 22)	287	2,668
Loss from debt forgiveness	40,000
Impairment of trade receivables and advances (Note 6 and Note 7)	18,313	12,063
Interest and monetary variations, net (Note 15)	2,494	821
Provision for civil, labor and tax	750	-
Changes in assets and liabilities:
Trade receivables (Note 6)	(25,735)	(18,423)
Advances (Note 7)	(7,128)	(8,740)
Inventories (Note 10)	956	10
Recoverable taxes (Note 9)	(610)	(37)
Related parties (Note 8)	1,453	36
Other current and non-current assets (Note 11)	(1,524)	1,313
Trade payables (Note 16)	(11,262)	1,648
Obligations and social charges (Note 17)	12,131	8,564
Taxes payable (Note 18)	2,928	(1,617)
Other current and non-current liabilities	(14,237)	(4,694)
Cash from operations	90,464	134,102
Interest paid (Note 14)	(13)	(137)
Income tax and social contribution paid	(3,464)	(6,679)
Net cash provided by operating activities	86,988	127,286
Cash flows from investing activities
Purchases of property and equipment (Note 12)	(19,033)	(16,470)
Cash obtained from the sale of fixed assets	2.840	-
Cash obtained from the sales of non-current assets held for sale (Note 24)	12.332
Purchases of intangible assets (Note 13)	(2,001)	(1,590)
Net cash used in investing activities	(5,862)	(18,060)
Cash flows from financing activities
Payment of borrowings (Note 14)	(212)	(6,327)
Payment of leases (Note 15)	(1,791)	(1,162)
Related parties	44,697
Dividends paid to quotaholders (Note 18 (c))	(114,750)	(9,624)
Net cash used in by financing activities	(72,056)	(17,113)
Net increase in cash and
cash equivalents for the period	9,070	92,113
Cash and cash equivalents at the beginning of the period	82,184	129,042
Cash and cash equivalents at the end of the period	91,254	221,155

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

1	General information

1.1	Operations

Cesumar - Centro de Ensino Superior de Maringá Ltda. (the "Entity") is a limited liability entity headquartered in the city of Maringá, State of Paraná - Brazil.

In addition to its head office, the Entity has three other campuses in the following cities of the State of Paraná: Curitiba, Ponta Grossa and Londrina and 1 (one) campus in the city of Corumbá-MS. The Entity also has a presence all over Brazil through distance learning (EAD) units, with 1,032 units (2021 – 1,030) (unaudited).

The Entity is primarily engaged in the provision of educational, cultural, scientific and social services, at several educational levels, through the offering of graduation, extension and specialization courses for people in public and private enterprises.

The issue of these condensed interim financial information was authorized by the Entity’s Executive Board on October 14, 2022.

Purpose of condensed interim financial information

These interim financial information have been prepared for inclusion in VITRU Limited's Registration Statement with the United States Securities and Exchange Commission (SEC), pursuant to Rule 3-05 of Regulation SX under the Securities Act ("Rule 3-05").

1.1.1	Corporate change

On August 23, 2021, the Institution's quota holders entered into an agreement for the purchase and sale of quotas with VITRU Brasil Empreendimentos, Participações e Comércio S.A. (Vitru) for the sale of 100% of the Entity's share capital to Vitru. On May 20, 2022, all precedent conditions, including approval by a regulatory agency antitrust (CADE) and other regulatory approval, was concluded. After this date, the Entity is controlled by Vitru.

1.2	Basis of preparation

The condensed interim financial information have been prepared in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the interim financial information, which is consistent with the information utilized by management in the performance of its duties.

The condensed interim financial information at June 30, 2022 do not incorporate all the notes and disclosures required by accounting standards for annual financial statements, as their purpose is to provide an update of significant activities, events, and circumstances in relation to those annual financial statements. Therefore, these condensed interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2021, issued on April 5, 2022.

The condensed interim financial information have been prepared consistently with the accounting policies disclosed in Note 2 to the financial statements at December 31, 2021. The new standards, interpretations or amendments that have been issued and or effective on January 1st 2022, did not have any impact on the Entity’s interim financial information. The Entity has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

1.3	Covid-19 impacts

The Entity has been monitoring the spread of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization (WHO). The Entity has been following the decisions of the WHO and the guidance of the Ministry of Health and decisions of the State and Municipal governments, and, since March 2, 2020, has been adopting measures to fight the COVID-19 pandemic, aiming to safeguard the health and interests of all the parties involved in the activities of the institution and preserve business continuity.

As regards onsite teaching, from March 20, 2020 the Entity’s onsite undergraduate and graduate education activities were replaced by remote activities through the digital platform "Studeo", to ensure the learning process of students, without affecting the completion of the activities of the semester. The 2021 school year began on February 15 and classes returned in a hybrid form; a different group of students have onsite classes each week, and the other students have classes via the digital platform.

The Entity’s distance learning activities were not impacted and onsite tests were replaced by online tests. The new enrollment and re-enrollment processes continue as usual, with no initial impact on the recognition of revenue of enrolled students.

As to the Entity’s administrative activities, it adopted measures such as the change from onsite work to remote work from March 23, 2020, for positions that permit this type of system. As the restrictions imposed by local governments were reduced, onsite classes have been returned with the necessary protective measures to contain the spread of the virus.

Despite the circumstances imposed by Covid-19, the Entity reported a revenue increase of 25% when compared to the same period of 2021, due to the increase in the number of students, mainly from EAD.

2	Critical accounting estimates and judgments

The critical accounting estimates and judgments used in the preparation of the condensed interim financial information are consistent with those disclosed in the financial statements at December 31, 2021.

3	Financial risk management

3.1	Financial risk factors

The Entity's activities expose it to a variety of financial risks: market risk (including cash flow or fair value interest rate risk), credit risk and liquidity risk. The Entity's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse impacts on the Entity's financial performance. The Entity does not use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Entity's Central treasury department. The Entity's treasury identifies, evaluates and hedges financial risks. The Board of Directors establishes principles for risk management, as well as for specific areas.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

(a)	Market risk (including cash flow and fair value interest rate risk)

The Entity's interest rate risk arises from short and long-term borrowings and financial investments, substantially linked to the floating rates of the Interbank Deposit Certificate (CDI).

The Entity analyzes its interest rate exposure on a dynamic basis. Scenarios are analyzed taking into consideration refinancing and renewal of existing positions. Based on this analysis, the Entity monitors the risk of significant variation in the interest rate and calculates the impact on profit or loss.

(b)	Credit risk

Credit risk is managed on a centralized basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and other financial institutions, as well as credit exposures to customers, including outstanding receivables.

The Entity's sales policy considers the credit risk level it is willing to accept in the course of its business. Enrollment for the next school period is blocked whenever a student is in default with the institution. The broad diversification of the receivables portfolio, the selectivity in accepting students, as well as the follow-up of maturities, are procedures adopted in order to minimize issues arising from default on accounts receivable.

The Entity maintains a provision for impairment of trade receivables to address credit risk. This credit analysis evaluates the credit quality of students taking into account the payment history, the period of the relationship with the institution and the credit analysis (SPC and Serasa).

(c)	Liquidity risk

This is the risk of the Entity not having sufficient liquid funds to meet its financial commitments, due to the mismatch of terms or volume in expected receipts and payments.

To manage liquidity of cash, assumptions for future disbursements and receipts are determined, and these are monitored daily by the treasury area.

3.2	Capital management

The Entity's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for quota holders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Entity manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Entity may adjust the dividend payment to quota holders.

At June 30, 2022, the Entity had a capital structure designed to enable its growth strategy. Investment decisions take into consideration the expected return potential. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

4	Financial instruments by category

	June 30, 2022	December 31, 2021
Financial assets	Amortized cost	Amortized cost
Cash and cash equivalents	91,254	82,184
Trade receivables	85,523	78,101
Advances to hub partners - Distance Learning Centers	64,040	91,820
Judicial deposits	948	926
Related parties	-	1,480
	241,765	254,511

Financial liabilities	Amortized cost	Amortized cost
Trade payables	27,331	38,593
Borrowings	-	212
Related parties	44,697	27
Lease liabilities	172,770	4,924
Other payables	6,006	5,120
	250,804	48,876

5	Cash and cash equivalents

	June 30, 2022	December 31, 2021

Cash and checks	16	178
Short-term bank deposits	91,238	82,006

	91,254	82,184

The Entity’s cash and cash equivalents comprise cash and short-term bank deposits with a maturity not exceeding 90 days, held to meet short-term commitments and not for investment or other purposes, which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value. The average remuneration for financial investments is 100% of the CDI (120% of the CDI in 2021).

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

6	Trade receivables

	June 30, 2022	December 31, 2021

Current
Monthly tuition fees receivable	68,828	112,998
Credit agreements (a)	33,061	59,377
Monthly tuition fees receivable (b)	14,376	28,820
Student Financing Program (FIES) receivable	20,997	16,579
Other receivables	1,953	2,774
Provision for impairment of trade receivables (i)	(76,431)	(162,362)

	62,784	58,186

Non-current
Monthly tuition fees receivable (b)	22,739	19,915

Total trade receivables	85,523	78,101

(a)	Refers to the renegotiation of monthly tuition fees that are past due.

(b)	Refers to tuition fees receivable from students through its own financing program.

The aging of trade receivables at June 30 is as follows:

	June 30, 2022	December 31, 2021

Not yet due	51,923	30,799
From 01 to 30 days past due	12,064	18,108
From 31 to 60 days past due	6,224	8,607
From 61 to 90 days past due	12,529	8,989
From 91 to 120 days past due	10,191	7,443
From 121 to 150 days past due	7,666	7,609
From 151 to 180 days past due	2,811	4,972
From 181 to 365 days past due	25,399	28,389
More than 366 days past due	33,148	125,548
(-) Provision for impairment of trade receivables	(76,431)	(162,362)

	85,523	78,101

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

(i)	The changes in the provision for impairment of trade receivables are as follows:

	2022	2021

Opening balance - January, 31	162,362	122,240

Provision for the period	24,605	10,911
Write off (i)	(110,536)

Closing balance - June, 30	76,431	133,151

(i)	Receivables with no expectation of receipt that had already been provisioned for loss. In order to be consistent with Vitru’s accounting policies, in 2022 the Entity started to write off trade receivables overdue for more than 24 months.

7	Advances

	June 30, 2022	December 31, 2021

Advances to suppliers	2,264	1,788
Advances to employees	137	4,704
Advances to hub partners - Distance Learning Centers (i)	67,207	101,167
(-) Provision for losses with hub partners - Distance Learning Centers (i)	(3,167)	(9,460)
Other advances	153	1,266

	66,594	99,466

(-) Current	39,624	31,608

Non-current	26,971	67,858

(i)	A hub is a local operating unit and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

Advances represent amounts advanced to hub partners so that they can generate initial cash, develop the first customer portfolio and invest in media for the promotion of the unit. These amounts will be reimbursed by hub partners on a monthly basis in accordance with the terms stipulated in the contract, through the provision of services.

In 2020, due to the impacts of the COVID-19 pandemic, management carried out an analysis of the recoverability of the amounts advanced to the Distance Learning Centers and the subsequent recording of a provision for these recoverability of these credits. The analysis aimed to capture situations that could increase the risks of loss. Thus, there has been an increase in the provision for hub partners that have significant debt.

To this end, the Entity analyzes, in each partner, the relation between the balance of advances and the accumulated amount transferred. For partners with an index greater than 1.4, the Entity recorded a provision of 25%. For all others, the provision percentage used was 2%.

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

In the context of the entity's sale transaction (Note 1.1.1), the former quota holders granted a debt forgiveness to the hub partners (Note 20). The total amount granted was R$ 40,000 in accordance with the proportionality criteria defined by the former management. The reduction in the provision for losses during the period due to this transaction is, as follows:

2022

Opening balance - January, 31	(9,460)

Provision for the period	(2,161)
Revertion	8,285
Write off	168

Closing balance - June, 30	(3,167)

8	Related parties

(a)	Breakdown of balances

	June 30, 2022	December 31, 2021
Assets
Non-current
Advances
Soedmar		1,229
GP Adm.		152
Cesutec		7
WWW ADM.		54
Other (i)		38
		1,480
Leases - right of use
Soedmar	165,729
	165,729
Liabilities
Current
Trade payables
ICETI	26	26
Lease liabilities
Soedmar	20,646
	20,672	26
Non-current
Trade payables
Vitru	44,696
Lease liabilities
Soedmar	147,257
	191,953	-

Profit or loss
General and administrative expenses
Donations
Centro Universitário	420	830
ICETI	1.560	1.480
	1.980	2.310

(i)	Refers to:

Fundação Cesumar

Hoper Administração e Participações Ltda.

UPR - Unidade Paranaense de Ensino Superior Ltda.

WM Administração e Participações Ltda.

PL Administração e Participações Ltda.

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

(b)	Key management compensation

Key management includes members of the rectorate, prorectorate and executive board. The compensation paid or payable to key management totals R$ 23,604 at June 30, 2022 (2021 - R$ 14,399).

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), variable compensation and social security charges (contributions to the National Institute of Social Security (INSS) and the Government Severance Indemnity Fund for Employees (FGTS).

9	Recoverable taxes

	June 30, 2022	December 31, 2021

Income tax and social contribution (i)	3,003	3,007
Withholding Income Tax (IRRF)	820	202
PIS and COFINS	238	238
Other tax	-	5

	4,062	3,452

(i)	Due to the changes in legislation through RFB Normative Instruction 1,394/2013 referring to the calculation of income tax and social contribution using the method of the operating profit on tax-incentive activities, applicable to private higher education institutions that enrolled in PROUNI, the expectation of the Entity’s management is to realize in 2022 the balance of income tax and social contribution.

10	Inventories

	June 30, 2022	December 31, 2021

Storeroom supplies	162	368
Consumables	707	808
Inventory - Distance learning	4,329	4,425
Other inventories	271	825

	5,469	6,425

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

11	Property and equipment

	Land	Buildings, facilities and improvements	IT and communication equipment	Industrial machinery and equipment	Furniture, fittings and tools	Vehicles	Lab	Other	Construction in progress	Total

At December 31, 2020	43,994	127,109	8,007	8,745	12,221	2,522	13,603	18,160	44,194	278,555
Additions		3,526	3,229	553	706	246	6,310	1,258	4,168	19,996
Disposals									(2,518)	(2,518)
Transfers		678							(678)	-
Depreciation		(2,503)	(1,917)	(679)	(958)	(446)	(1,149)	(731)		(8,383)
At June 30, 2021	43,994	128,810	9,319	8,619	11,969	2,322	18,764	18,687	45,166	287,650
Total cost	43,994	164,663	34,492	16,463	28,790	7,057	28,959	67,782	45,204	408,445
Accumulated depreciation		(35,853)	(25,173)	(7,844)	(16,821)	(4,735)	(10,195)	(30,331)	(38)	(120,795)
Net book value	43,994	128,810	9,319	8,619	11,969	2,322	18,764	37,451	45,166	287,650

At December 31, 2021	-	253	10,064	9,103	12,189	453	19,895	10,454	7,195	69,606
Additions	4,566	718	4,350	1,139	1,066	119	-	5,711	1,363	19,033
Disposals	-	-	(112)	(304)	(616)	-	(24)	(1,677)	(394)	(3,127)
Transfers	-	(2,902)	(1,067)	(1)	(205)	1,054	4,197	(4,663)	(2,217)	-
Depreciation	-	(1,103)	(1,699)	(744)	(1,153)	(260)	(1,422)	(894)	-	(7,276)
At June 30, 2022	4,566	2,769	11,536	9,193	11,282	1,366	22,646	8,931	5,947	78,236
Total cost	4,566	3,298	39,205	18,134	29,561	4,911	35,477	27,906	5,947	169,004
Accumulated depreciation	-	(528)	(27,669)	(8,941)	(18,279)	(3,545)	(12,830)	(18,976)	-	(90,768)
Net book value	4,566	2,769	11,535	9,193	11,282	1,366	22,646	8,931	5,947	78,236
Anual depreciation rate %	-	2	20	10	10	20	10	10	-

(a)	Review and adjustment of estimated useful lives

The Entity annually reviews the estimated economic useful lives of property and equipment items to calculate depreciation, as well as to determine the residual value of property and equipment items. There was no change in useful lives of property and equipment items in the period.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

12	Intangible assets

	Softwares	Other	Total

At December 31, 2020	7,381	5,852	13,233
Purchases	1,590		1,590
Disposals	(150)		(150)
Amortization	(2,311)	-	(2,311)
Net book value	6,510	5,852	12,362
Total cost	25,172	5,853	31,025
Accumulated amortization	(18,662)	(1)	(18,663)
At June 30, 2021	6,510	5,852	12,362
At December 31, 2021	5,699	5,851	11,550
Purchases	2,001		2,001
Amortization	(1,996)	(1)	(1,997)
Net book value	5,704	5,850	11,554
Total cost	28,540	5,942	34,482
Accumulated amortization	(22,837)	(92)	(22,929)
At June 30, 2022	5,704	5,850	11,554
Average annual amortization rate - %	20

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

13	Leases

(i)	Balances recorded in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30, 2022	December 31, 2021
Right-of-use assets
Buildings	170,014	4,662
	170,014	4,662
Lease liabilities
Current	23,774	2,049
Non-current	148,996	2,875
	172,770	4,924

(ii)	Balances recorded in the statement of income

The statement of income shows the following amounts relating to leases:

	June 30, 2022	June 30, 2021

Depreciation of right-of-use assets - Buildings	1,803	1,014
Interest expense (included in finance costs)	2,482	183
	4,285	1,197

After the entity's sale process (Note 1.1.1) and the partial spin-off of the real estate (Note 18 (e)), the Entity entered into a 20-year lease with the former quota holders for the facilities and buildings that support administrative and onsite teaching activities.

The Entity also leases commercial buildings to its own distance learning units and logistics warehouses. Rental contracts are typically made for fixed periods of 1 to 5 years.

Right-of-use assets

The changes in right-of-use assets are as follows:

	2022	2021
Opening balances - At January 1st	4,662	3,914
Additions due to new contracts	167,155	864
Depreciation expense	(1,803)	(1,014)
Closing balances - Right-of-use assets at June 30th	170,014	3,764

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

Lease liabilities

The changes in lease liabilities are as follows:

	2022	2021
Opening balances - At January 1st	4,924	4,131
Interest provided	2,482	183
Additions due to new contracts (i)	167,155	864
Lease payments	(1,791)	(1,162)
Closing balances - Lease liabilities at June 30th	172,770	4,016

(i)	During this semester, the Entity signed a lease agreement for the buildings and facilities that were spun-off to the former quota holders (Note 18 (e)).

The Entity’s analysis of its contracts based on their maturity dates is presented below. The amounts are discounted to present value.

Contract maturity dates

Installment maturity dates

Less than 1 year	23,774
Between 1 and 2 years	36,031
Between 3 and 5 years	27,635
More than 6 years	85,330

Lease liabilities at June 30, 2022	172,770

14	Trade and other payables

	June 30, 2022	December 31, 2021

Trade payables
Hub partners - Distance Learning Centers	18,288	21,050
Sundry suppliers	9,043	17,543
	27,331	38,593
Other payables
Advances from customers	17,057	32,183
Other payables	6,006	5,120
	23,063	37,303

	50,394	75,896

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

15	Obligations and social charges

	June 30, 2022	December 31, 2021

Salaries payable	14,046	7,134
Social security obligations and social charges	5,456	6,230
Provision for vacation and Christmas bonus and related charges	19,672	13,818
Other social obligations	198	59

	39,372	27,241

16	Taxes payable

	June 30, 2022	December 31, 2021

Services Tax (ISS)	3,390	2,991
Income tax and social contribution	-	-
- IRPJ and CSLL	-	1,317
Social Integration Program (PIS)	77	51
Social Contribution on Revenues (COFINS)	371	236
Withholding Income Tax (IRRF) payable	2,902	4,351
Other taxes payable	941	299

Não circulante	7,682	9,246

17	Provision for civil, labor and tax contingencies

(a)	Breakdown and changes in the provisions for legal claims

	Tax	Civil	Labor	Total

At December 31, 2020	3,704	3,408	7,955	15,067

Write-offs due to payment	-	(169)	(314)	(483)

At June 30, 2021	3,704	3,239	7,641	14,584

At December 31, 2021	-	909	11,206	12,115

Additions			1,314	1,314
Write-offs		(540)	(23)	(563)

At June 30, 2022	-	369	12,497	12,865

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

(b)	Possible losses, not provided for in the balance sheet

At June 30, 2022, the Entity has tax, labor and civil litigation involving risks of loss classified by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses has been recorded, as shown below:

	June 30, 2022	December 31, 2021

Labor	2,566	2,293
Tax	14,221	6,886
Civil	5,605	6,155

	22,392	15,334

18	Equity

(a)	Share Capital

At June 30, 2022, fully paid-up share capital is divided into 58,500,000 (December 31, 2021 – 214,761,000) registered common quotas, with a par value of R$ 1.00 (one real) each.

(b)	Capital reserve

At June 30, 2022 and December 31, 2021, the Entity had a capital reserve of R$ 39,548, referring to the surplus for the period in which it operated as a not-for-profit entity.

(c)	Dividends

During the period ended June 30, 2022 dividends of R$ 144,750 (R$ 9,624 in the same period of 2021) were distributed.

(d)	Retained earnings

The retained earnings refers to the retention of the remaining balance of retained earnings and remains at the disposal of the quota holders.

(e)	Spin-off

Additionally, as part of the sale of the Entity mentioned in Note 1.1.1, at April 12, 2022, the Entity carried out a spin-off of some of its net assets, which were transferred to Soedmar Sociedade Educacional de Maringá Ltda ("Soedmar"). The net assets transferred to Soedmar amounted to R$ 156,465, comprised of properties (real estate) (Note 24). This transaction did not involve cash.

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

19	Net revenue

	June 30,	June 30,
	2022	2021

Gross amount from undergraduate services	563,562	479,262
Gross amount from graduate services	12,738	13,772
Gross amount from clerk services	2,956	2,395
Gross amount from other services	1,780	818
Taxes on services	(15,148)	(13,206)
Scholarships (i)	(53,150)	(48,658)
Discounts and other deductions	(68,612)	(78,116)

	444,126	356,266

The net revenue increased by approximately 25% compared to 2021, mainly due to the increase in places for the Medicine course as well as adjustment in the price list in the average of 10% in onsite teaching. In EAD there was an increase in the number of students of 28%.

(i)	Scholarships granted by the federal government to students under the ProUni program as described in Note 2.16 (b). During the year of 2022, for a better presentation and to be consistent with Vitru's accounting policies, the Entity changed the presentation of other scholarships and the comparative figures are being restated.

20	Other operating income and expenses

	June 30,	June 30,
	2022	2021

Losses from debt forgiveness (i)	(40,000)	-
Consulting and advisory services (ii)	(44,697)	-
Gain (loss) on disposal of property and equipment	(290)	(2,518)
Medical and veterinary services	562	783
Gym	159	330
Income - restaurant	57	100
Other operating income and expenses	(2,075)	710

	(86,284)	(595)

(i)	As established in the Entity's sale agreement (Note 1.1.1), there was partial debt forgiveness to the hub partners that allowed the Entity to grow in recent years.

(ii)	Expenses incurred with consulting and advisory services in the process of selling the entity.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

21	Costs and expenses by nature

	June 30,	June 30,
	2022	2021

Personnel and payroll charges (i)	162,559	123,778
Third-party services	14,463	8,983
Utilities, cleaning and security	3,248	2,539
Teaching materials	10,536	7,141
Maintenance	16,311	10,811
Depreciation of right-of-use assets	1,803	1,014
Advertising and publicity	29,484	28,167
Travel	6,416	3,474
Depreciation and amortization	9,273	10,692
Other expenses	26,795	18,496

	280,887	215,097

Distributed by:
Costs of services and sales	104,106	82,246
Selling expenses	28,730	27,725
General and administrative expenses	148,051	105,126

(i)	The costs with personnel and payroll charges increased due to the increase in the number of class-hours given because of the mix of courses offered and the related payroll charges.

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Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

22	Finance result, net

	June 30,	June 30,
	2022	2021

Finance income
Interest income from monthly tuition fees	5,550	3,899
Income from financial investments	4,600	2,845
Discounts obtained	9	5
Other finance income	23	62

	10,182	6,810

Finance costs
Interest on financial transactions	(13)	(946)
Discounts granted on monthly tuition fees	(1,790)	(2,040)
Interest paid on payments to suppliers	(72)	(8)
Bank expenses	(3,706)	(3,342)
Interest on lease liability	(2,482)	(183)
Other - finance costs	(190)	(20)

	(8,252)	(6,539)

Finance result, net	1,931	272

23	Income tax and social contribution

In accordance with Law 11,096/2005, regulated by Decree 5,493/2005 and standardized by Normative Instruction 456/2004 of the Internal Revenue Service, pursuant to Article 5 of Provisional Measure 213/2004, and Normative Instruction 1,394/2013, the higher education institutions enrolled in PROUNI are exempt, during the period of effectiveness of the enrollment agreement, from IRPJ and CSLL; among others, computation shall be based on the operating profit of exempt activities. The reconciliation of taxes calculated in accordance with the nominal rates and the amounts of taxes recorded in the years ended June 30, 2022 and 2022 are presented below:

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial information at June 30, 2022

All amounts in thousands of reais unless otherwise stated

	June 30, 2022	June 30, 2021

Profit before taxes	60,572	128,782
Nominal rates	34%	34%

IRPJ and CSLL at the
nominal rates	(20,594)	(43,786)

PROUNI adjustments	25,207	39,778
Permanent additions (donations, health care), net	(7,588)	(1,954)

IRPJ and CSLL in the results	(2,975)	(5,962)

Current	(4,049)	(6,679)
Deferred	1,074	717

IRPJ and CSLL in the results	(2,975)	(5,962)

24	Non-current assets held for sale and distribution to owners

In accordance with the terms of the sales and purchase agreement mentioned in Note 1.1.1, before the conclusion of the sale of 100% of Entity's share capital to Vitru, some of the assets were transferred and sold by Entity to the former owners.

During the six-month period ended June 30, 2022, the non-current assets held for sale and distribution to owners were decreased mainly due to (i) the spin off in the amount of R$156,465 (Note 18 (e)), and (ii) sale in the amount of R$12,332.

* * *

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Item 3

Unaudited Pro Forma Condensed Income Statement of Vitru for the Six Months ended June 30, 2022 and for the year ended December 31, 2021

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On August 23, 2021, Vitru Limited (the “Company”) entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar” through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the control of Unicesumar was transferred to the the Company after usual conditions precedent, including approval by a regulatory agency regarding antitrust and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. Unicesumar has 999 centers and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students in the 348 courses.

Set forth below are the unaudited pro forma condensed consolidated statements of operations for the six-month period ended June 30, 2022, and for the year ended December 31, 2021.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

We expect to incur integration costs and synergies from the consolidation of Unicesumar. The unaudited pro forma condensed consolidated financial information does not reflect any future integration costs or synergies that may result from the consolidation of Unicesumar.

The Unicesumar acquisition by Vitru was accounted as a business combination in accordance with IFRS 3 — Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date, and management assumptions, and will be revised upon final calculations during the one year measurement period as from the acquisition date. Therefore, the actual adjustments may differ from the pro forma adjustments, and the differences may be material.

Additionally, the final determination of the fair value of assets acquired and liabilities assumed on the Unicesumar acquisition will be based on the actual net tangible and intangible assets and liabilities of Unicesumar that existed as of the closing date. Accordingly, the pro forma purchase price adjustments presented herein may not reflect any final purchase price adjustments. We estimated the fair value of Unicesumar’s assets and liabilities based on discussions with Unicesumar’s management, due diligence, and preliminary work performed by third-party valuation specialists. As the final valuations are being performed, increases or decreases in the fair value of the assets acquired and liabilities assumed will result in adjustments, which may result in material differences from the information presented herein.

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Unaudited pro forma condensed consolidated statement of profit and loss

For the six months period ended June 30, 2022

(Amounts in thousands of reais, except per share data)

	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
NET REVENUE	485,806	444,126	(98,185)	2(c)	831,747

Cost of services rendered	(183,050)	(104,106)	27,656	2(c)/(e)/(f)	(259,500)

GROSS PROFIT	302,756	340,020	(70,529)		572,247

General and administrative expenses	(84,713)	(148,051)	8,116	2(c)/(f)/(g)	(224,648)
Selling expenses	(89,798)	(28,730)	(14,361)	2(c)/(f)	(132,889)
Net impairment losses on financial assets	(64,333)	(18,313)	4,721	2(c)	(77,925)
Other income (expenses), net	978	(86,284)	(449)	2(c)	(85,755)
Operating expenses	(237,866)	(281,378)	(1,973)		(521,217)

OPERATING PROFIT	64,890	58,642	(72,502)		51,030

Financial income	29,478	10,182	(2,100)	2(c)	37,560
Financial expenses	(76,740)	(8,252)	(109,340)	2(a)/(b)/(c)/(e)	(194,332)
Financial results	(47,262)	1,930	(111,440)		(156,772)

PROFIT (LOSS) BEFORE TAXES	17,628	60,572	(183,942)		(105,742)

Current income taxes	(7,644)	(4,049)	27,154	2(c)/(h)	15,461
Deferred income taxes	34,813	1,074	21,383	2(c)/(h)	57,270
Income taxes	27,169	(2,975)	48,537		72,731

PROFIT (LOSS) FOR THE YEAR	44,797	57,597	(135,405)		(33,011)

Basic earnings per share (R$)	1.84			2(i)	(1.09)
Diluted earnings per share (R$)	1.72			2(i)	(1.04)

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Unaudited pro forma condensed consolidated statement of profit and loss

For the year ended December 31, 2021

(Amounts in thousands of reais, except per share data)

	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
NET REVENUE	631,147	741,524	-		1,372,671

Cost of services rendered	(240,924)	(174,624)	(22,665)	2(d)/(e)/(f)	(438,213)

GROSS PROFIT	390,223	566,900	(22,665)		934,458

General and administrative expenses	(89,344)	(248,098)	(71,352)	2(f)/(g)	(408,794)
Selling expenses	(111,490)	(65,885)	(54,269)	2(f)	(231,644)
Net impairment losses on financial assets	(110,689)	(40,122)	-		(150,811)
Other income (expenses), net	65	2,521	-		2,586
Operating expenses	(311,458)	(351,584)	(125,621)		(788,663)

OPERATING PROFIT	78,765	215,316	(148,286)		145,795

Financial income	45,520	16,481	-		62,001
Financial expenses	(74,879)	(13,331)	(375,404)	2(a)/(b)/(e)	(463,614)
Financial results	(29,359)	3,150	(375,404)		(401,613)

PROFIT (LOSS) BEFORE TAXES	49,406	218,466	(523,690)		(255,818)

Current income taxes	(11,333)	(14,936)	117,240	2(h)	90,971
Deferred income taxes	32,575	971	49,996	2(h)	83,542
Income taxes	21,242	(13,965)	167,236		174,513

PROFIT (LOSS) FOR THE YEAR	70,648	204,501	(356,454)		(81,305)

Basic earnings per share (R$)	1.74			2(i)	(2.70)
Diluted earnings per share (R$)	1.63			2(i)	(2.57)

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1.	Basis of preparation

The unaudited pro forma condensed consolidated statement of operations for the six months period ended June 30, 2022 and the year ended December 31, 2021 is based on the historical audited consolidated financial statements of Vitru and the historical audited financial statements of Unicesumar, and gives effect to the Unicesumar acquisition as if it had been consummated on January 1, 2021.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances.

The unaudited pro forma condensed consolidated financial information is presented for information purposes only.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the Unicesumar acquisition occurred on the dates indicated, nor are they indicative of future consolidated results of operations or financial condition.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and the historical financial statements of Unicesumar.

The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with IFRS.

2.	Pro Forma adjustments and assumptions

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just as determined in the terms of the business combination agreement. The following table summarizes the allocation of the purchase price at the Closing Date.

Cash consideration	2,718,789
Vitru Shares issue (7,182 thousand shares at US$ 16.00 per share)	560,544
Total consideration	3,279,333

Book value of Unicesumar's shareholders' equity at May 20, 2022	137,050

Fair value adjustments	1,516,987
Customer relationships	294,525
Brand	352,189
Non-compete agreement	272,416
Software	33,379
Teaching-learning material (TLM)	26,584
Operation licenses for distance learning	1,206,641
Leasing contracts	57,278
Licenses to operate medical courses	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,625,296

Total identifiable assets + goodwill	3,142,283

The purchase price allocation at the closing date has been used to prepare pro forma adjustments in the pro forma income statement. These are preliminary disclosure, the effects on the financial statements are in the review process for the issue of the purchase price allocation report that is in progress and in the measurement period, as described in IFRS 3. The final allocation may include (1) changes in the value of the consideration paid, (2) changes in fair values of property, plant, and equipment, (3) changes in allocations to intangible assets such as customers relationships, operation licenses for distance learning and additional medical seats as well as goodwill and (4) other changes to assets and liabilities.

The pro forma adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the acquisition, factually supportable, and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description adjustment is provided as follows:

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(a)	Consideration paid was estimated based on the terms of the transaction considering that the owners of Unicesumar will receive cash and Vitru’s shares as agreed in the terms of the acquisition. Consideration will consist of R$ 2,719 million (including the contingent consideration) to be paid in cash plus 7,182 thousand Vitru’s Shares issued on the Closing Date. The Vitru’s Shares issued on the closing date were quoted at a market price of US$ 16.00 per share.

Purchase consideration	3,279,333	100,00%
Cash payable at the acquisition date	2,162,500	65,94%
Payable after 12 months (i)	525,681	16,03%
Contingent consideration	30,608	0,93%
Payable through the issuance of new Vitru shares	560,544	17,09%

(i) Reflects the estimated adjustment to financial expenses resulting from the interest expense from the monetary indexation by the CDI rate on the amounts payable in installments of the purchase consideration. The estimated adjustment to financial expenses amounted to R$ 87,9 million for the year ended December 31, 2021.

(b)	The cash consideration paid on May 20, 2022, amounted R$ 2,162,500. To have sufficient resources to pay the cash portion of the acquisition price, on May 19, 2022, the Company issued through its subsidiary Vitru Brasil S.A., two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. The net proceeds from the issuance of the debentures amounted R$ 1.906 thousand (R$ 1,950 thousand less R$ 44 thousand transaction costs). The Company used its own cash to pay the remaining amount.

The interest rate of debentures is CDI+2.9% p.a. for the first series and CDI+3.20% p.a. for the second series. Thereby, the Company estimated financial expense for such debentures obtained above in the amount of R$ 100,5 million for the period before the issued in 2022 and R$ 267,7 million for the year ended December 31, 2021.

(c)	The adjustment reflects the elimination in the consolidated pro forma financial statements of Unicesumar results from the date of acquisition to June 30, 2022, which were consolidated in the Vitru Limited financial statements, as the pro forma consolidated pro forma financial statements includes the Unicesumar historical statement of profit and loss for the six months period ended June 30, 2022. The adjustments are listed below:

May 21, 2022 to June 30, 2022
NET REVENUE	98,185

Cost of services rendered (i)	(38,248)

GROSS PROFIT	59,937

General and administrative expenses	(6,710)
Selling expenses	(6,744)
Net impairment losses on financial assets	(4,721)
Other income (expenses), net	449
Operating expenses	(17,726)

OPERATING PROFIT	42,211

Financial income	2,100
Financial expenses (i)	(932)
Financial results	1,168

PROFIT BEFORE TAXES	43,379

Current income taxes	(121)
Deferred income taxes (i)	(625)
Income taxes	(746)

NET INCOME FOR THE PERIOD	42,633

(i) The company adjusted from results recognition in Unicesumar consolidated statement of profit and loss for the six months period ended June 30, 2022, depreciation expense of R$ 938 in cost of services, interest on lease of R$ 2,206 in financial expenses and deferred income taxes impact of R$ (-1,069) in regards to the estimated leases effects since January 1, 2021 (note “e”).

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(d)	As a precondition for the Transaction, some assets will be transferred/sold by Unicesumar to the previous owners, therefore these assets, which are currently reflected in the Unicesumar financial historical information, will not be part of the business combination. The adjustments below reflect the elimination of (i) the book value of property and equipment to be transferred from Unicesumar to Soedmar Sociedade Educacional de Maringá Ltda (Soedmar) prior to the Closing Date and (ii) the book value of property and equipment of Unicesumar to be sold to the current shareholders of Unicesumar prior to the Closing Date. Such tangible assets, as detailed below, will not be included in the net assets acquired by Vitru:

Assets to be transferred
Buildings	122,614
Construction in progress	42,180
Other assets	158
Total assets to be transferred (c.1)	164,952
Assets to be sold
Lands	1,070
Buildings	285
Airplane	7,567
Total assets to be sold at book value (c.2)	8,922
Total	173,874

Also, it reflects the elimination of depreciation expense of such assets amounting to R$ 1,703 and R$ 2,185 for the six months period ended in June 30, 2022 and for the year ended December 31, 2021, respectively.

(e)	The adjustment reflects the estimated fair value of the leasing contract for the right of use of certain Land and Building (refer to (d) above) to be signed prior to the Closing Date between Unicesumar and Soedmar (as disclosed in “d” above, this was a precondition for the transaction).

	Six-months period ended	Year ended
Leases	June 30, 2022	December 31, 2021
Amortization expense	4,178	8,357
Accrued interest	9,760	19,752
Total	13,938	28,109

(f)	The adjustment reflects the recognition of the fair value impacts from goodwill, identified assets, and their amortization as detailed below:

Identifiable assets acquired	Expected life in years
Customer relationships	5.4
Brand	24.6
Non-compete agreement	7.6
Software	7.0
Teaching-learning material (TLM)	3.0
Operation licenses for distance learning	-
Leasing contracts	20.0
Licenses to operate medical courses	-
Pro forma goodwill	-
Total pro forma Identifiable assets + goodwill

	Six-months period ended	Year ended
Identifiable assets - Amortization	June 30, 2022	December 31, 2021
Customer relationships	21,105	54,269
Brand	5,571	14,326
Non-compete agreement	14,014	36,035
Software	1,854	4,768
Teaching-learning material (TLM)	3,446	8,861
Leasing contracts	1,114	2,864
Total	47,104	121,123

Cost of services rendered	6,414	16,493
General and administrative expenses	19,585	50,361
Selling expenses	21,105	54,269
Total	47,104	121,123

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The amortization is calculated using the straight-line method over the expected life of the asset.

(g)	The company adjusted R$ 20,991 of transaction costs expenses incurred on the closing date to give effect to the Unicesumar acquisition as if it had been consummated in 2021.

(h)	Reflects the estimated income taxes effects on the pro forma adjustments considering the effective rate of 34%.

(i)	The following table reflects the pro forma profit and share data used in the basic and diluted pro forma earnings per share calculations:

	Six-months period ended	Year ended
	June 30, 2022	December 31, 2021
Net income attributable to the shareholders of the Company	(33,011)	(81,305)
Weighted average number of outstanding common shares (thousands)	30,341	30,085
Weighted average number of outstanding common shares (thousands) - Effects of dilution from shared based compensation plan	1,264	1,514
Basic earnings per common share (R$)	(1.09)	(2.70)
Diluted earnings per common share (R$)	(1.04)	(2.57)

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EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda., Independent Auditors of CESUMAR – Centro de Ensino Superior de Maringá Ltda.